AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  PALEX, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                  2248                              76-0520673
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                          3555 TIMMONS LANE, SUITE 610
                              HOUSTON, TEXAS 77027
                                 (713) 626-9711
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             VANCE K. MAULTSBY, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          3555 TIMMONS LANE, SUITE 610
                              HOUSTON, TEXAS 77027
                                 (713) 626-9711
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                            ------------------------

                                    COPY TO:
                                JOHN F. WOMBWELL
                             ANDREWS & KURTH L.L.P.
                           4200 TEXAS COMMERCE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   [X]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED         PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE        MAXIMUM OFFERING    AGGREGATE OFFERING       AMOUNT OF
          TO BE REGISTERED                  REGISTERED        PRICE PER SHARE(1)        PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share.....................    4,000,000 shares          $9.75              $39,000,000          $11,818
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sale prices of the Common Stock on May 27, 1997, as reported on The Nasdaq National Market.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                    SUBJECT TO COMPLETION, DATED MAY 29, 1997

                                4,000,000 SHARES
                               [PALEX, INC. LOGO]

                                  COMMON STOCK
                            ------------------------

     This Prospectus covers 4,000,000 shares of Common Stock of PalEx, Inc. ("PalEx" or the "Company") which may be offered and issued from time to time by the Company in connection with its acquisition of the securities and assets of other businesses. It is expected that the terms of acquisitions involving the issuance and sale by the Company of Common Stock covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses whose securities or assets are acquired. The Company expects that the shares of Common Stock issued in exchange for securities or assets in business combination transactions will be valued at prices reasonably related to market prices of the Common Stock either at the time the terms of an acquisition are agreed upon or at or about the time of delivery of such shares of Common Stock.

     The Common Stock trades on The Nasdaq National Market under the symbol "PALX." Application will be made to list the shares of Common Stock offered hereby on The Nasdaq National Market. The last reported sale price of the Common Stock on The Nasdaq National Market on May 27, 1997 was $9.75 per share.

     All expenses of this offering will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of Common Stock, although finders fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

                            ------------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MAY    , 1997.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION AND SHARE AND PER SHARE DATA IN THIS PROSPECTUS GIVE EFFECT TO A 1,021-FOR-1 STOCK SPLIT OF THE COMMON STOCK EFFECTED IN DECEMBER 1996.

                                  THE COMPANY

     PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of its initial public offering on March 25, 1997 (the "Offering"), PalEx acquired in separate transactions (the "Acquisitions") three of the leading U.S. pallet businesses, making it one of the largest producers of new pallets and one of the largest pallet recyclers in the U.S. The Company believes that these acquisitions will enable it to capitalize on the significant trends currently affecting product manufacturing and distribution practices throughout the U.S., including the increasing reliance by shippers and logistics agents on a smaller number of better capitalized, more sophisticated vendors. The Company provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets; the recycling of pallets (including used pallet retrieval, repair, remanufacture and secondary marketing); maintenance of depot operations and the sorting and storage of pallets for selected customers; and the processing and marketing of various wood-based by-products derived from pallet recycling operations. The Company operates from 21 facilities in Florida, Texas, Virginia, California, Arkansas, Georgia, Illinois, Mississippi and South Carolina. Ridge Pallets, Inc. ("Ridge") and Fraser Industries, Inc.
("Fraser"), two of the businesses acquired by the Company in connection with the Offering, are currently among the largest pallet businesses in the U.S., based on revenues, and Interstate Pallet Co., Inc. ("Interstate" and together with Ridge and Fraser the "Founding Companies") is regarded in the pallet industry as a leading developer of pallet recycling services and products. The Company intends to actively pursue acquisitions of additional leading pallet companies as part of its growth strategy.

     The pallet industry produces a variety of storage and shipping platforms. Pallets are typically constructed of wood and used in virtually all U.S. industries where products are physically distributed, including the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Based on information supplied by industry sources, the Company estimates that the U.S. pallet industry generated revenues of approximately $5 billion in 1995 and that it is served by approximately 3,600 companies, most of which are small, privately held, operate in only one location and serve customers within a limited geographic radius.

     The pallet industry has experienced significant changes and growth during the past several years. These changes are due, among other factors, to the focus by FORTUNE 1000 businesses on improving the logistical efficiency of their manufacturing and distribution systems. This focus has caused many of these businesses to attempt to reduce significantly the number of vendors serving them in order to simplify their procurement and product distribution processes. It has also prompted large manufacturers and distributors to outsource key elements of those processes that are not within their core competencies and to develop just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand for a high quality source of pallets has increased. Palletized freight facilitates movement through the supply chain, reducing costly loading and unloading delays at distribution centers and warehouse facilities. However, the use of low-quality or improperly sized pallets may increase the level of product damage during shipping or storage. As a result, there has been an increased demand for high-quality pallets in an attempt to reduce product damage during shipping and storage.

     The broad changes affecting U.S. industry have created significant demand for higher quality pallets distributed through an efficient, more sophisticated system. Environmental and cost concerns have also accelerated the trend toward increased reuse or "recycling" of previously used pallets, further increasing the importance of the quality of newly manufactured pallets. In recognition of these trends, Chep USA ("CHEP") has established a national pallet leasing program that provides high-quality pallets to customers throughout the U.S. for a daily fee. CHEP is a partnership created by Brambles Industries Limited, an Australian publicly-held corporation, and GKN, Ltd., a publicly-held U.K. corporation. Ridge and Fraser manufacture and repair pallets for CHEP and provide a variety of logistical services with respect to its existing pallet pool, including the repair, storage and just-in-time delivery of pallets. CHEP currently does not manufacture pallets and engages in limited repair operations. During the fiscal year ended November 30, 1996, approximately 34% of the Company's pro forma combined revenues and a significant percentage of the Company's growth were attributable to CHEP. The Company expects to continue to build its relationship with CHEP both geographically and by providing additional logistical services.

GROWTH STRATEGY

     The Company's goal is to become a leading national provider of pallets and related services by pursuing an aggressive acquisition strategy and by continuing to expand its existing operations.

     GROWTH THROUGH ACQUISITIONS. The Company intends to actively pursue acquisitions of leading companies whose management and operating philosophies are complementary to those of the Founding Companies. The Company also intends to expand within its existing markets through "tuck-in" acquisitions to increase its market penetration as well as to provide a broader range of services to existing customers in those markets. These tuck-in acquisitions will generally involve smaller pallet companies whose operations can be incorporated into the Company's existing operations without a significant increase in infrastructure.

     INTERNAL GROWTH. The Company has opened nine new locations in the past three years and expects to open additional locations in the future. The Company intends to expand the service offerings at many of its locations to include a combination of manufacturing, repair, recycling and the sale of by-products. The Company also expects to be able to accelerate the internal growth of the Founding Companies and businesses acquired in the future by continuing to develop the Company's relationship with CHEP and other large customers and by developing and implementing a "best practices" program.

     PalEx believes that a significant market opportunity exists for a company that can consistently offer high-quality pallets and related value-added services to large pallet users in the U.S. The Company believes that the prominence and operating strength of the Founding Companies and the experience of its executive management will provide the Company with a significant competitive advantage as it pursues its growth strategy.

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     PalEx acquired the Founding Companies simultaneously with the consummation of the Offering. For financial statement presentation purposes, however, Fraser, one of the Founding Companies, has been identified as the "accounting acquiror." The following summary unaudited pro forma combined financial data presents certain data for the Company, as adjusted for (i) the Acquisitions,
(ii) the effects of certain pro forma adjustments to the historical financial statements and (iii) the consummation of the Offering. See "Selected Financial Data," the Unaudited Pro Forma Combined Financial Statements and the notes thereto and the historical financial statements for each of Fraser and Ridge and the notes thereto included elsewhere in this Prospectus.

                                                                  PRO FORMA
                                            PRO FORMA        -------------------
                                        -----------------       THREE MONTHS
                                        FISCAL YEAR ENDED           ENDED
                                        NOVEMBER 30, 1996      MARCH 21, 1997
                                        -----------------    -------------------
INCOME STATEMENT DATA(1):
     Revenues........................      $   102,030           $    28,117
     Gross profit....................           15,852                 4,211
     Selling, general and
       administrative expenses(2)....            6,628                 1,710
     Supplemental profit sharing
       contribution..................         --                       1,069
     Goodwill amortization(3)........              556                   139
     Income from operations..........            8,668                 1,293
     Interest income (expense),
       net(4)........................             (324)                 (108)
     Net income......................            4,876                   717
     Net income per share............      $      0.48           $      0.07(6)
     Shares used in computing pro
       forma net income per
       share(5)......................       10,123,889            10,123,889

                                         PRO FORMA AS OF
                                        MARCH 2, 1997(7)
                                        -----------------
BALANCE SHEET DATA:
     Working capital.................        $12,332
     Total assets....................         49,862
     Total debt, including current
      portion........................          6,824
     Stockholders' equity............         35,576

------------

(1) The pro forma combined income statement data assume that the Acquisitions and the Offering were closed on December 1, 1995 and are not necessarily indicative of the results the Company would have obtained had these events actually then occurred or of the Company's future results. During the periods presented above, the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to or indicative of post-combination results to be achieved by the Company. The pro forma combined income statement data is based on preliminary estimates, available information and certain assumptions that management deems appropriate and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. The pro forma income statement data for 1996 include operating results of Ridge for the twelve months ended December 1, 1996 and Interstate for the fiscal year ended August 31, 1996. The pro forma income statement data for the three months ended March 2, 1997 include operating results of Ridge and Interstate for the three months ended March 2, 1997.

(2) The pro forma combined income statement data for the fiscal year ended November 30, 1996 and the three months ended March 2, 1997 reflect an aggregate of approximately $666,000 and $226,000, respectively, in pro forma reductions in salary and benefits of the owners of the Founding Companies to

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)
    which they have agreed prospectively, and the effect of revisions of certain lease agreements between one of the Founding Companies and its stockholder. In addition, the pro forma combined income statement for 1996 includes a $300,000 non-recurring, non-cash charge representing the difference between the amounts paid for shares issued to the Company's President and Chief Executive Officer and their estimated fair value on the date of sale assuming the Acquisitions would be consummated, reduced by $125,000 to adjust compensation to the amount that he will receive prospectively. See "Certain Transactions."

(3) Reflects amortization of the goodwill to be recorded as a result of the Acquisitions over a 30-year period and computed on the basis described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

(4) Includes interest income (expense) and other income (expense), net and reflects the reduction of interest expense attributed to the repayment of debt with proceeds from the Offering and the increase in interest expense attributed to incremental borrowings.

(5) Includes (i) 5,910,000 shares issued to the owners of the Founding Companies, (ii) 50,000 shares issued to the management of PalEx, (iii) 1,021,389 shares issued to Main Street, (iv) 3,000,000 shares sold in the Offering and (v) 142,500 shares issued to the Founding Companies' profit sharing plans. Excludes 450,000 shares issued in April 1997 as a result of the exercise of the over-allotment option by the underwriters and options to purchase 925,000 shares which are currently outstanding which were granted upon consummation of the Offering. See "Certain Transactions."

(6) Excluding the effect of the supplemental profit sharing contribution of $1.1 million ($637,000 net of tax), pro forma net income and pro forma earnings per share would have been $1.4 million and $.13 per share, respectively. See Notes 10, 11 and 13 to the Financial Statements of Fraser, Ridge and PalEx, respectively.

(7) The pro forma combined balance sheet data assume that the Acquisitions were closed on March 2, 1997, and reflects the closing of the Offering and the Company's application of the net proceeds therefrom to fund the cash portion of the purchase price of the Acquisitions and to repay indebtedness of the Founding Companies. See "Certain Transactions." The pro forma combined balance sheet data is based upon preliminary estimates, available information and certain assumptions that management deems appropriate and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMPANY INVOLVES A SIGNIFICANT DEGREE OF RISK. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.

     WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE," "ESTIMATE," "PROJECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED. THESE AND OTHER FACTORS ARE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

     ABSENCE OF COMBINED OPERATING HISTORY. Prior to March 25, 1997, the Founding Companies operated as separate independent entities. There can be no assurance that the Company will be able to integrate these businesses on an economic basis. In addition, there can be no assurance that the recently assembled management group will be able to oversee the combined entity and effectively implement the Company's operating or growth strategies. The pro forma combined financial results of the Founding Companies cover periods when the Founding Companies and PalEx were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. The success of the Company will depend on the extent management is able to centralize and integrate certain administrative and accounting functions and otherwise integrate the Founding Companies and other future acquisitions into one organization in a profitable manner. The inability of the Company to successfully integrate the Founding Companies would have a material adverse effect on the Company's financial condition and results of operations and would make it unlikely that the Company's acquisition program will be successful.

     SUPPLY AND DEMAND FOR LUMBER. Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets, depressing pallet prices overall and adversely affecting the Company's revenues and operating margins. The majority of the lumber used in the pallet industry is hardwood, which is only grown in certain regions of the country and which is difficult to harvest in adverse weather, making its pricing volatile. For the fiscal year ended November 30, 1996, purchases from two lumber vendors accounted for approximately 13% and 11%, respectively, of the Company's total pro forma combined lumber purchases. While the Company purchased plywood and lumber from over 85 vendors during the fiscal year ended November 30, 1996, and believes that it will benefit from strong relationships with multiple lumber suppliers, there can be no assurance that the Company will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside the Company's control, including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the U.S. and competition from other industries that use similar grades and types of lumber. For example, in October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. To the extent the Company encounters adverse lumber prices or is unable to procure adequate supplies of lumber, its financial condition and results of operations could be materially adversely affected. See "Business -- Raw Materials."

     FACTORS AFFECTING INTERNAL GROWTH. The Company's ability to generate internal earnings growth will be affected by, among other factors, its ability to expand the range of services offered to customers, attract new customers, increase volumes purchased by existing customers (including CHEP), hire and retain employees, obtain raw materials at acceptable prices, open additional manufacturing and repair facilities and reduce operating and overhead expenses.

     RELIANCE ON ACQUISITIONS. One of the Company's principal growth strategies is to increase its revenues and the markets it serves through the acquisition of additional pallet manufacturing and recycling companies. There can be no assurance that the Company will be able to identify or acquire additional businesses or to integrate and manage such additional businesses successfully. Acquisitions may involve a number of risks, including: adverse short-term effects on the Company's reported operating results; diversion of management's attention; dependence on retention, hiring and training of key personnel; risks associated with unanticipated problems or legal liabilities; and amortization of acquired intangible assets. Some or all of these risks could have a material adverse effect on the Company's financial condition or results of operations. In addition, to the extent that consolidation becomes more prevalent in the industry, the prices for attractive acquisition candidates may increase and the number of attractive acquisition candidates may decrease and, in any event, there can be no assurance that businesses acquired in the future will achieve sales and profitability that justify the investment therein. See "Business -- Strategy."

     ACQUISITION FINANCING. The Company intends to use its Common Stock for a portion of the consideration for acquisitions. If the Common Stock does not maintain a sufficient valuation or potential acquisition candidates are unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to pursue its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through future debt or equity financings. Using cash to complete acquisitions and finance internal growth could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operations and financial flexibility, and using equity may result in significant dilution of the ownership interests of the then existing stockholders of the Company. There can be no assurance that the Company will be able to obtain financing if and when it is needed or that, if available, it will be available on terms the Company deems acceptable. As a result, the Company may be unable to pursue its acquisition strategy successfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Combined" and "Business -- Strategy."

     The Company is a party to a credit facility with Bank One, Texas, NA ("Bank One") which allows the Company to borrow up to $35.0 million to be used for general corporate purposes including the repayment or refinancing of indebtedness of the Founding Companies, future acquisitions, capital expenditures and working capital. The facility requires the Company to comply with various affirmative and negative covenants (including maintenance of certain financial ratios) which could limit the Company's operational and financial flexibility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Combined."

     WEATHER CONDITIONS. The Company sells a significant portion of its products and services to customers who ship agricultural products. Severe weather, particularly during the harvesting seasons, may cause a reduction in demand from agricultural customers, adversely affecting the Company's revenues and results of operations. A heavy freeze or other weather adversely affecting the citrus and produce industries in Florida could have a significant negative impact on the Company's financial condition and results of operations. In addition, adverse weather conditions may affect the Company's ability to obtain adequate supplies of lumber at a reasonable cost. In October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. Additionally, freezing weather conditions in south Florida during January 1997 adversely impacted the produce harvest thereby reducing the demand for pallets. These conditions adversely affected the Company's results of operations for the first fiscal quarter ended March 2, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Combined Financial Statements."

     SEASONALITY; FLUCTUATION OF OPERATING RESULTS. The pallet manufacturing business can be subject to seasonal variations in operations and demand. Approximately 17% of the Company's pro forma combined revenues for the fiscal year ended November 30, 1996 were attributable to the agricultural industry in the southeastern U.S., with the citrus and produce industries comprising the largest components thereof. As a result, the Company's southeastern operations experience the greatest demand for new pallets during the citrus and produce harvesting seasons (generally October through May) with significantly lower demand in the summer months. Moreover, yearly results can also fluctuate significantly, particularly in the southeast region as a result of the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather. (See "-- Weather Conditions.") Quarterly results may also be materially affected by the timing of acquisitions, the timing and magnitude of acquisition assimilation costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix and weather conditions. In addition, the Company's revenues and gross margins can fluctuate significantly with variations in lumber prices. Accordingly, the Company's performance in any particular quarter may not be indicative of the results which can be expected for any other quarter or for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RELIANCE ON CHEP. During the fiscal year ended November 30, 1996, approximately 34% of the Company's pro forma combined revenues and a significant percentage of the Company's growth were attributable to CHEP. In addition, certain of the Company's facilities are substantially dependent on CHEP as their predominant customer. If CHEP were to materially decrease its purchase of pallets and services from the Company, either because CHEP's operations encounter financial reversals or as a result of CHEP's determination to manufacture pallets internally, to buy pallets and services from competitors of the Company or to substantially increase the number of pallets it repairs or for any other reason, the Company's financial condition and results of operations could be materially adversely affected. The Company and CHEP enter into an agreement for each Company facility which performs CHEP repair or depot services. These agreements generally do not contain fixed volume requirements, may be terminated with or without cause depending on the nature of the service provided and have both indefinite and fixed terms of between one and three years. The contracts prohibit the Company's contracting facilities from competing with CHEP in pallet leasing and from repairing pallets for other leasing companies during the term of the agreement and for a period of up to three years thereafter. Although CHEP has not terminated or failed to renew any of these agreements to date, there can be no assurance that CHEP will not terminate or fail to renew such agreements in the future. See
"Business -- Customers."

     MANAGEMENT OF GROWTH. The Company expects to grow through internal growth and acquisitions. Management expects to expend significant time and effort in evaluating, completing and integrating acquisitions and opening new facilities. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. To the extent that the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, the Company's financial condition and results of operations could be materially adversely affected. See "Business -- Strategy."

     COMPETITION. The markets for pallet manufacturing and recycling services are highly fragmented and competitive. Competition on pricing is often intense and the Company may face increasing competition from pallet leasing or other pallet systems providers, which are marketed as less expensive alternatives to new pallet purchasers. CHEP's pallet leasing system competes with new pallet sales to the grocery and wholesale distribution industries, and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive, and the barriers to entry in such businesses are minimal. Certain other smaller competitors may have lower overhead costs and consequently, may be able to manufacture or recycle pallets at lower costs than the Company. Other companies with significantly greater capital and other resources than the Company (including CHEP) may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, changing the competitive dynamics of the industry. The Company has in the past and will continue to compete with lumber mills in the sale of new pallets. The lumber mills typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise represent waste that must be disposed by the mill. While the Company estimates, based on industry sources, that non-wooden pallets currently account for less than 10% of the pallet market, there can be no assurance that the Company will not face increasing competition from pallets fabricated from non-wooden components in the future. For example, Ridge currently sells agricultural harvesting boxes. For the past several years, these products have faced increasing competition from plastic agricultural containers which has reduced the number of agricultural harvesting boxes sold by Ridge. The Company expects competition with plastic agricultural containers to continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

     EFFECT OF NON-COMPETE AGREEMENT. Interstate and its stockholder are parties to non-competition agreements which may restrict until January 14, 1998, Interstate's, Interstate's affiliates, or such stockholder's ability to engage in any activity or business enterprise or own an interest in any entity which engages in any activity or business enterprise which competes with First Alliance Logistics Management, L.L.C. (the "Alliance"), an organization whose membership includes pallet recyclers and manufacturers and was created to pursue the national and global marketing and management of pallet systems, including the sale or leasing of pallets. The Company has been notified by the Alliance that it intends to enforce the terms of the non-compete agreements as it deems appropriate, although the Alliance has not to date commenced legal proceedings and the Company does not know when, if ever, such proceedings would commence. The agreements explicitly exclude from their coverage any product or services offered or sold by Interstate before October 1995, which are the same products or services currently offered by Interstate. Because of the noncompete provisions' short duration and exclusion of business currently conducted by Interstate, the Company believes that such agreements will not have a material adverse effect on its operations. See "Business -- Competition."

     EFFECT OF CERTAIN CHARTER PROVISIONS. The Board of Directors of the Company is empowered to issue Preferred Stock without stockholder action. The existence of this "blank-check" Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise, even if such a transaction would provide greater value to the Company's stockholders than if the Company remained independent. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors. See "Description of Capital Stock."

     DEPENDENCE ON KEY PERSONNEL. The Company's operations are dependent on the continued efforts of its executive officers and on senior management of the Founding Companies. Furthermore, the Company will likely be dependent on the senior management of companies that may be acquired in the future. Although the Company has entered into an employment agreement with each of the Company's executive officers, there can be no assurance that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees could have an adverse effect on the Company's business, financial condition and results of operations. The Company does not intend to carry key-person life insurance on any of its employees. See "Management."

     CONTROL BY EXISTING MANAGEMENT AND STOCKHOLDERS. The Company's executive officers, directors and key employees, and entities and persons affiliated with them (including stockholders of the Founding Companies), beneficially own 67.4% of the outstanding shares of Common Stock. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors and to control the disposition of any matter submitted to a vote of stockholders. See "Principal Stockholders."

     POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES. The Company's operations are subject to various environmental laws and regulations, including those dealing with handling and disposal of waste products, fuel storage and air quality. As a result of past and future operations at its facilities, the Company may be required to incur remediation costs and other expenses related thereto. In addition, although the Company intends to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, there can be no assurance that the Company will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business.

     NO PRIOR MARKET, POSSIBLE VOLATILITY OF STOCK. Prior to the Offering, no public market for the Common Stock existed. The Common Stock is quoted on The Nasdaq National Market, although no assurance can be given that an active trading market for the Common Stock will continue. The market price of the Common Stock may be subject to significant fluctuations from time to time in response to numerous factors, including variations in the reported financial results of the Company and changing conditions in the economy in general or in the Company's industry in particular. In addition, the stock markets experience significant price and volume volatility from time to time which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

     SHARES ELIGIBLE FOR FUTURE SALE. As of April 30, 1997, 10,573,889 shares of Common Stock were issued and outstanding. Simultaneously with the closing of the Offering, the stockholders of the Founding Companies received, in the aggregate, 5,910,000 shares of Common Stock as a portion of the consideration for their businesses and the Company issued 142,500 shares of Common Stock to the Founding Companies' profit sharing plans. None of these 6,052,500 shares was issued in a transaction registered under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act. When these shares become saleable, the market price of the Common Stock could be adversely affected by the sale of substantial amounts of the shares in the public market. The current stockholders of the Company have certain registration rights with respect to their shares which may be exercised after the expiration of the 180-day lock-up period described below. If such stockholders, by exercising such registration rights, cause a large number of shares to be registered and sold in the public market, such sales may have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

     The Company also has outstanding options to purchase up to a total of 925,000 shares of Common Stock issued pursuant to the Company's 1996 Stock Option Plan (the "Plan"). A total of 1,800,000 shares will be issuable pursuant to such plan. The Company intends to register all the shares subject to these options under the Securities Act for public resale. See
"Management -- Stock Option Plan."

     The Company has agreed that it will not offer, sell or issue any shares of Common Stock or options, rights or warrants to acquire any Common Stock for a period of 180 days after the Offering without the prior written consent of Alex. Brown & Sons Incorporated, except for the grant of employee stock options and for shares issued (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under the Plan. Further, the Company's directors, officers and certain stockholders who beneficially own 7,173,889 shares in the aggregate have agreed not to directly or indirectly offer for sale, sell or otherwise dispose of any Common Stock for a period of 180 days after the date of the Offering without the prior written consent of Alex. Brown & Sons Incorporated. In addition, the owners of the Founding Companies have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock received as consideration in the Acquisitions for a period of two years following receipt thereof.

     The shares of Common Stock covered by this Prospectus generally will be freely tradeable after their issuance by persons not affiliated with the Company unless the Company contractually restricts their resale.

     The effect, if any, of the availability for sale, or sale, of the shares of Common Stock eligible for future sale on the market price of the Common Stock prevailing from time to time is unpredictable, and no assurance can be given that the effect will not be adverse.

     DIVIDENDS. The Company intends to retain its earnings for continued development of its business and does not intend to pay cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     PalEx was founded in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of the Offering, PalEx acquired the three Founding Companies. A brief description of each of the Founding Companies is set forth below.

     FRASER. Fraser was founded in 1975 and is a leading manufacturer and recycler of pallets in the southwestern U.S. Fraser is headquartered in Big Spring, Texas and has 14 plant locations. Fraser has experienced significant growth in the past three years, opening nine facilities and acquiring two additional facilities. Fraser's fiscal 1996 revenues were $49.3 million, with income from operations of $4.6 million. Fraser has established a leading presence in the supply of new and recycled pallets in the Southwest and has developed significant relationships with CHEP and Wal-Mart Stores, Inc. ("Wal-Mart"), among others. The services Fraser provides include pallet manufacturing, repair, sorting, storage and transportation. Troy L. Fraser, the President of Fraser, has served in such capacity for 21 years and became Chief Development Officer and a director of the Company upon consummation of the Offering. Mr. Fraser is a Vice President and a two-term member of the Board of Directors of the National Wooden Pallet and Container Association (the "NWPCA").

     RIDGE. Ridge was founded in 1967 and is a leading manufacturer of pallets in the southeastern U.S. Ridge's fiscal 1996 revenues were $48.3 million, with income from operations of $4.0 million. Ridge is headquartered in Bartow, Florida and has five plant locations. Ridge's traditional strength has been the manufacture of large volumes of new pallets for customers who have time-sensitive delivery requirements and demand a high level of customer service. In addition to its traditional focus on the manufacture of new pallets, Ridge also builds agricultural harvesting boxes and specialty bins, and has recently entered the pallet repair and recycling market. A. E. Holland, Jr. has served as President of Ridge for 16 years and has more than 25 years experience in the pallet industry. Mr. Holland became the Chief Operating Officer and a director of the Company upon consummation of the Offering. Mr. Holland is a past President and long-standing member of the Board of Directors of the NWPCA. In addition, each of the nine members of Ridges senior management team has in excess of 13 years of experience in the pallet business, is actively involved in the NWPCA and continues to serve the Company.

     INTERSTATE. Interstate was founded in 1979 in Richmond, Virginia and is recognized as an innovator in pallet recycling services. Interstate has two facilities which engage primarily in the manufacture and sale of reconstructed wooden pallets. Interstate's fiscal 1996 revenues were $4.3 million, with income from operations of approximately $900,000. In addition to the sale of recycled pallets, Interstate has developed pallet management systems through which Interstate delivers pallets to a customer, retrieves them for repair after use and redeploys the pallets to the same customer. Interstate is also an innovator in the sale of wood by-products, including garden mulches and playground surface materials. Interstate was awarded a special commendation from the Governor of Virginia recognizing Interstate's commitment to natural resource conservation for recycling over 50 million pallets since 1980. Stephen C. Sykes has served as Interstate's President from its inception and became a director of the Company upon consummation of the Offering. Mr. Sykes is a former President and board member of the NWPCA.

     PalEx, Inc. was incorporated in Delaware in January 1996. Its executive offices are located at 3555 Timmons Lane, Suite 610, Houston, Texas 77027, and its telephone number at that address is (713) 626-9711.

                                USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that may be offered and issued by the Company from time to time in connection with the acquisition of the securities and assets of other businesses. Other than the securities and assets acquired, there will be no proceeds to the Company from these offerings.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has traded on The Nasdaq National Market since March 20, 1997, the effective date of the Offering. The high and low last sale prices for the Common Stock for the period from March 20, 1997 through May 27, 1997 were $10.00 and $7.50, respectively. At April 30, 1997, there were approximately 34 stockholders of record of the Company's Common Stock. On May 27, 1997, the last reported sale price of the Common Stock on The Nasdaq National Market was $9.75 per share.

     The Company intends to retain all of its earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. In addition, the Company's revolving credit facility includes, and any additional lines of credit established in the future may include, restrictions on the ability of the Company to pay dividends without the consent of the lender.

                            SELECTED FINANCIAL DATA

     PalEx acquired the Founding Companies simultaneously with the Offering. For financial statement presentation purposes, however, Fraser has been identified as the "accounting acquiror." The following selected historical financial data for Fraser as of November 30, 1995 and 1996 and for the fiscal years ended November 30, 1994, 1995 and 1996 have been derived from audited financial statements of Fraser and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The selected historical financial data as of November 30, 1992, 1993 and 1994 and March 2, 1997 and for the fiscal years ended November 30, 1992 and 1993 and for the three months ended February 29, 1996 and March 2, 1997 have been derived from unaudited financial statements of Fraser, which have been prepared on the same basis as the audited financial statements and, in the opinion of Fraser, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The following summary unaudited pro forma combined financial data presents certain data for the Company, adjusted for (i) the Acquisitions, (ii) the effects of certain pro forma adjustments to the historical financial statements and (iii) the consummation of the Offering and the application of the net proceeds therefrom. See the Unaudited Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                                  THREE MONTHS ENDED
                                                      YEAR ENDED NOVEMBER 30,                  ------------------------
                                       -----------------------------------------------------   FEBRUARY 29,   MARCH 2,
                                         1992       1993       1994       1995       1996          1996         1997
                                       ---------  ---------  ---------  ---------  ---------   ------------   ---------
                                                             (IN THOUSANDS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
FRASER
    Revenues.........................  $  13,110  $  18,254  $  23,114  $  30,135  $  49,282     $ 10,767     $  12,405
    Gross profit.....................      2,193      2,286      2,359      4,576      7,773        2,260         1,862
    Selling, general and
      administrative expenses........      1,971      2,080      1,761      2,131      3,171          791           801
    Income from operations...........        222        206        598      2,445      4,602        1,469           686
    Interest expense, net(1).........       (100)      (170)      (344)      (431)      (540)        (121)          (89)
    Net income.......................  $     118  $      21  $     248  $   1,923  $   3,846     $  1,348     $     597
                                       =========  =========  =========  =========  =========   ============   =========
PRO FORMA COMBINED(2):
    Revenues.........................                                              $ 102,030                  $  28,117
    Gross profit.....................                                                 15,852                      4,211
    Selling, general and
      administrative expenses(3).....                                                  6,628                      1,710
    Supplemental profit sharing
      contribution...................                                                     --                      1,069
    Goodwill amortization(4).........                                                    556                        139
    Income from operations...........                                                  8,668                      1,293
    Interest income (expense),
      net(5).........................                                                   (324)                      (108)
    Net income.......................                                              $   4,876                  $     717
                                                                                   =========                  =========
    Net income per share.............                                              $    0.48                  $    0.07(7)
                                                                                   =========                  =========
    Shares used in computing pro
      forma net income per
      share(6).......................                                              10,123,889                 10,123,889
                                                                                   =========                  =========

                                                        AS OF NOVEMBER 30,                         AS OF           PRO FORMA
                                       -----------------------------------------------------     MARCH 2,            AS OF
                                         1992       1993       1994       1995       1996          1997         MARCH 2, 1997(8)
                                       ---------  ---------  ---------  ---------  ---------   -------------    ----------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
FRASER
    Working capital..................  $     562  $     796  $  (2,280) $     997  $   1,449      $ 1,732           $ 12,332
    Total assets.....................      4,630      5,018      9,950     12,295     13,040       14,273             49,862
    Total debt, including current
      portion........................      1,901      3,550      5,787      5,920      2,454        2,717              6,824
    Stockholders' equity.............      1,672      1,639      1,887      3,810      7,236        7,833             35,576

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------

(1) Includes interest expense and other income (expense), net.

(2) The pro forma combined income statement data assume that the Acquisitions and the Offering were closed on December 1, 1995 and are not necessarily indicative of the results the Company would have obtained had these events actually then occurred or of the Company's future results. During the periods presented above, the Founding Companies were not under common control or management and, therefore, the data presented may not be comparable to or indicative of post-combination results to be achieved by the Company. The pro forma combined income statement data is based on preliminary estimates, available information and certain assumptions that management deems appropriate and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. The pro forma income statement data for 1996 include operating results of Ridge for the twelve months ended December 1, 1996 and Interstate for the fiscal year ended August 31, 1996. The pro forma income statement data for the three months ended March 2, 1997 include operating results of Ridge and Interstate for the three months ended March 2, 1997.

(3) The pro forma combined income statement data for the fiscal year ended November 30, 1996 and the three months ended March 2, 1997 reflect an aggregate of approximately $666,000 and $226,000, respectively, in pro forma reductions in salary and benefits of the owners of the Founding Companies to which they have agreed prospectively, and the effect of revisions of certain lease agreements between one of the Founding Companies and its stockholder. In addition, the pro forma combined income statement for 1996 includes a $300,000 non-recurring, non-cash charge representing the difference between the amounts paid for shares issued to the Company's President and Chief Executive Officer and their estimated fair value on the date of sale assuming the Acquisitions would be consummated, reduced by $125,000 to adjust compensation to the amount that he will receive prospectively. See "Certain Transactions."

(4) Reflects amortization of the goodwill to be recorded as a result of the Acquisitions over a 30-year period and computed on the basis described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

(5) Includes interest income (expense) and other income (expense), net and reflects the reduction of interest expense attributed to the repayment of debt with proceeds from the Offering and the increase in interest expense attributed to incremental borrowings.

(6) Includes (i) 5,910,000 shares issued to the owners of the Founding Companies, (ii) 50,000 shares issued to the management of PalEx, (iii) 1,021,389 shares issued to Main Street, (iv) 3,000,000 shares sold in the Offering and (v) 142,500 shares issued to the Founding Companies' profit sharing plans. Excludes 450,000 shares issued in April 1997 as a result of the exercise of the over-allotment option by the underwriters and options to purchase 925,000 shares which are currently outstanding which were granted upon consummation of the Offering. See "Certain Transactions."

(7) Excluding the effect of the supplemental profit sharing contribution of $1.1 million ($637,000 net of tax), pro forma net income and pro forma earnings per share would have been $1.4 million and $.13 per share respectively. See Notes to the Financial Statements.

(8) The pro forma combined balance sheet data assume that the Acquisitions were closed on March 2, 1997, and reflects the closing of the Offering and the Company's application of the net proceeds therefrom to fund the cash portion of the purchase price of the Acquisitions and to repay indebtedness of the Founding Companies. See "Certain Transactions." The pro forma combined balance sheet data is based upon preliminary estimates, available information and certain assumptions that management deems appropriate and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion should be read in conjunction with the Founding Companies' Financial Statements and related notes thereto and "Selected Financial Data" appearing elsewhere in this Prospectus.

     The Company's net revenues are derived from: (i) the manufacture and sale of new pallets; (ii) the repair, remanufacture and sale of recycled pallets and the provision of pallet management services; (iii) the manufacture and sale of ancillary products, including agricultural harvesting boxes and specialty bins, and lumber sales; and (iv) sales of by-products, including landscape mulch and playground material.

     New pallets constitute one of two core product lines and accounted for approximately 60% of the Company's revenues for the fiscal year ended November 30, 1996 on a pro forma combined basis. A substantial portion of the cost of a new pallet is lumber, and new pallet sales prices are strongly influenced by the cost, availability and type of lumber used. As a result, changes in lumber prices can significantly impact the Company's revenues and margins. New pallet manufacturing is generally considered to be a mature industry characterized by moderate growth rates. Ridge has historically focused on new pallet sales.

     The repair, remanufacture and sale of recycled pallets and the provision of pallet management services accounted for approximately 25% of the Company's revenues for the fiscal year ended November 30, 1996 on a pro forma combined basis and constitutes the Company's other core product line. These activities are more labor intensive and require fewer raw materials than new pallets. Recycling operations generally generate higher gross profits as a percentage of revenues. Fraser's repair and recycling services have grown rapidly in the past three years and Ridge has recently begun to offer such products and services.

     Ancillary product and lumber sales accounted for approximately 15% of the Company's revenues for the fiscal year ended November 30, 1996 on a pro forma combined basis. Ancillary products include harvesting boxes and specialty bins used by the agricultural industry and other products. These products are generally characterized by higher unit sales costs and higher gross margins than the Company's core products. Purchases of agricultural harvesting boxes and specialty bins represent significant capital expenditures to the Company's customers and can vary significantly from period to period. In addition, Ridge's sale of agricultural harvesting boxes to the citrus industry in Florida has declined from 1994 through 1996 as a result of competition from plastic agricultural containers. The Company expects this competition to continue.

     The sale of pallet by-products (generally, landscape mulch and playground material produced by grinding unusable lumber and scrap) does not represent a significant portion of the Company's revenues. However, these products produce significant gross margins because the raw materials costs have been recovered from the production of a core or ancillary product. In addition, the sale of by-product enables the Company to avoid disposal costs for unusable lumber and scrap. Interstate is regarded as a leading innovator in utilizing and marketing pallet by-products.

     Ridge and Fraser, two of the Founding Companies, manufacture and repair pallets for CHEP and provide a variety of logistical services with respect to CHEP's existing pallet pool, including the repair, storage and just-in-time delivery of pallets. CHEP currently does not manufacture pallets and engages in limited repair operations. During the fiscal year ended November 30, 1996, approximately 34% of the Company's pro forma combined revenues and a significant percentage of the Company's growth were attributable to CHEP, with a majority of revenue growth generated by the opening of six new Fraser facilities within the past two years which are primarily dedicated to providing services to CHEP.

     Although the Company sells products to a broad range of industries, approximately 17% of the Company's pro forma combined revenues for the fiscal year ended November 30, 1996 were attributable to the agricultural industry in the southeastern U.S., with the citrus and produce industries comprising the largest component thereof. The pallet purchases associated with these industries are highly seasonal with most sales revenues concentrated in the period from October through May. Moreover, severe weather, particularly during the harvesting seasons, may cause a reduction in demand from agricultural customers, adversely affecting the Company's revenues and results of operations. In October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. Additionally, freezing weather conditions in south Florida during January 1997 adversely impacted the produce harvest thereby reducing the demand for pallets. These conditions adversely affected the Company's results of operations for the first quarter ended March 2, 1997.

     In August 1994, Ridge purchased its pallet and box manufacturing business in a management buyout (the "Ridge Buyout") from Ridge Resources, Inc. ("Resources"), a predecessor company owned by three of the stockholders of Ridge. As consideration for this purchase, Ridge issued notes totaling approximately $12.6 million to Resources and assumed approximately $1.8 million of Resources' liabilities. The notes held by Resources and its stockholders are referred to herein as the "Ridge Notes." A portion of the net proceeds of the Offering were used to repay the Ridge Notes. See "Certain Transactions."

     The Founding Companies have been managed throughout the periods presented as independent private companies, and their results of operations reflect tax structures as S Corporations, which have influenced, among other things, their historical levels of owners' compensation. Selling, general and administrative expenses for the periods presented are therefore impacted by the amount of compensation and related benefits that the former owners and certain key employees received from their respective businesses during these periods. These former owners and key employees have agreed to certain reductions in salaries and benefits in connection with the founding of the Company or the acquisition of their businesses by the Company. See the Unaudited Pro Forma Combined Financial Statements and the notes thereto included elsewhere in this Prospectus.

     The Company recognizes revenue upon the delivery of a product or service to a customer. The Company does not generally maintain significant finished goods inventory. Cost of sales are predominately variable costs such as lumber, labor, fasteners, transportation, equipment maintenance and utilities. Fixed costs in cost of sales include depreciation of equipment, supervisory labor and direct overhead. Substantially all production employees are paid on a production or "piecework" basis, which the Company believes provides incentives for increased productivity.

     Selling, general and administrative expenses are generally fixed costs such as sales, administrative and management salaries and benefits, travel expenses, professional services, computer costs and office expenses. Many sales, administrative and managerial employees have variable compensation plans, although the sales force is not paid a sales commission based on volume of sales.

RESULTS OF OPERATIONS -- COMBINED

     The combined results of operations for the periods presented do not purport to present those of the combined Founding Companies in accordance with generally accepted accounting principles, but represent merely a summation of the revenues, cost of sales, gross profit and selling, general and administrative expenses of the individual Founding Companies and PalEx on a historical basis and exclude the effects of pro forma adjustments. This data will not be comparable to, and may not be indicative of, the Company's post-combination results of operations because (i) the Founding Companies were not under common control or management and had different tax structures (S Corporations) during the periods presented and (ii) the Company used the purchase method to establish a new basis of accounting to record the Acquisitions. References to operations in the southwestern region refer to the operations previously conducted by Fraser, and references to operations in the southeastern region refer to operations previously conducted by Ridge.

     The following table sets forth certain selected financial data as a percentage of revenues for the periods indicated:

                                                                                                             THREE MONTHS
                                                                                                               ENDED(2)
                                                           FISCAL PERIODS ENDED(1)                       --------------------
                                       ----------------------------------------------------------------      FEBRUARY 29,
                                               1994                  1995                  1996                  1996
                                       --------------------  --------------------  --------------------  --------------------
                                                                           (IN THOUSANDS)
Revenues.............................  $  74,540      100.0% $  88,357      100.0% $ 102,030      100.0% $  24,541      100.0%
Cost of Sales........................     64,129       86.0     75,118       85.0     86,178       84.5     19,954       81.3
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit.....................     10,411       14.0     13,239       15.0     15,852       15.5      4,587       18.7
Selling, general and administrative
  expenses...........................      6,039        8.1%     6,120        6.9%     7,419        7.3%     1,844        7.5%
Supplemental profit sharing
  contribution.......................       --         --         --         --         --         --         --         --

                                           THREE MONTHS
                                             ENDED(2)
                                       --------------------
                                             MARCH 2,
                                               1997
                                       --------------------

Revenues.............................  $  28,117      100.0%
Cost of Sales........................     23,930       85.1
                                       ---------  ---------
    Gross profit.....................      4,187       14.9
Selling, general and administrative
  expenses...........................      1,912        6.8
Supplemental profit sharing
  contribution.......................      1,069        3.8

------------

(1) The fiscal periods above include the following 12 month periods of the individual Founding Companies: Fraser -- November 30 for all periods, Ridge -- July 31, 1994, July 30, 1995 and July 28, 1996, and
    Interstate -- August 31 for all periods.

(2) The fiscal periods above include the 3 month periods indicated for all Founding Companies.

THREE MONTHS ENDED MARCH 2, 1997 COMPARED TO THREE MONTHS ENDED FEBRUARY 29,
1996

     Combined revenues increased 14.6% from $24.5 million to $28.1 million. This increase was partially attributable to an increase in the average sales price of new pallets, an increase which reflects higher raw material costs, a portion of which were passed on to customers in the form of higher sales prices. Sales to CHEP, the Company's largest customer, increased from 29.3% of revenues in 1996 to 40.5% of revenues in 1997 as a result of increased orders. The increase in orders from CHEP assisted the Company in partially offsetting a reduction in the demand for pallets from the produce industry in south Florida during February 1997 as a result of freezing weather conditions occurring in late January, 1997.

     Combined unit sales of new pallets increased from approximately 1.8 million to 1.9 million and repaired and used pallet units increased from approximately
1.3 million to 1.7 million. Unit sales of agricultural harvesting boxes and specialty bins decreased from 11,000 to 2,600 as a result of continued competitive pressures from plastic boxes and bins.

     Combined gross profit declined from approximately $4.6 million to $4.2 million and as a percentage of revenues from 18.7% to 14.9%, primarily as a result of higher raw material costs resulting from the impact of wet weather conditions on the harvesting of both hardwood and pine timber during the three month period ended March 2, 1997. Such conditions generally restricted the supply of lumber and increased its cost. The Company believes that the increases in the cost of pine lumber were also influenced by the operation of lumber agreements between Canada and the U.S. and competition from other industries that use similar grades and types of lumber. The Company has experienced some delay in passing these higher raw material costs on to customers in the form of higher sales prices due to competitive pressures.

     Combined selling, general and administrative costs exclusive of supplemental profit sharing contributions increased from approximately $1.8 million in 1996 to $1.9 million in 1997 and were 7.5% and 6.8% of revenues respectively. In addition to recurring selling, general and administrative costs, the Founding Companies made supplemental contributions to their respective profit sharing plans of approximately $1.1 million during the three month period ended March 2, 1997.

FISCAL 1996 COMPARED TO FISCAL 1995

     Revenues increased approximately 15.5% to $102.0 million from $88.4 million. Revenues in the southwestern region increased approximately $19.1 million as a result of the full year effect of revenues generated by five new facilities opened during 1995, as well as an additional facility opened in 1996. This increase was partially offset by a $6.1 million decline in revenues in the southeastern region generally attributable both to lower average sales prices resulting from lower raw material costs, a portion of which were passed on to customers in the form of lower sales prices, and to a reduction in sales of agricultural harvesting boxes and specialty bins.

     Gross profit as a percentage of revenues increased to 15.5% from 15.0%. This improvement was generally attributable to continued growth in the southwestern region in repair and recycling operations which are characterized by lower raw material costs as a percentage of revenues and generally have higher gross margins than new pallet operations. As a result of additional revenues, gross profit increased 19.7% to $15.9 million from $13.2 million.

     Selling, general and administrative expenses increased 21.2% to $7.4 million from $6.1 million. The increase was attributable to increased selling and infrastructure costs associated with the opening of facilities in Arkansas, California, Illinois and Texas, and the nonrecurring, noncash charge of $300,000 recognized by PalEx in November 1996 representing the difference between the amounts paid for the shares issued to management and their estimated fair value on the date of the sale as if the Acquisitions had occurred.

FISCAL 1995 COMPARED TO FISCAL 1994

     Revenues increased 18.5% to $88.4 million from $74.5 million. This increase was attributable to the opening of five new facilities in the southwestern region, higher raw material costs which were generally passed on to customers in the form of higher sales prices and an increase in the quantity of new pallets and agricultural harvesting boxes and specialty bins sold in the southeastern region.

     Gross profit as a percentage of revenues improved to 15.0% from 14.0%. This improvement was generally attributable to growth in the southwestern region in the repair and recycling operations which are characterized by lower raw material costs as a percentage of revenue and generally have higher gross margins than new pallet operations. As a result of additional revenues, gross profit improved 27.2% to $13.2 million from $10.4 million.

     Selling, general and administrative expenses remained stable at approximately $6.1 million.

LIQUIDITY AND CAPITAL RESOURCES -- COMBINED

     During the three month period ended March 2, 1997, net cash provided by operating activities was $708,000, capital expenditures were $598,000 and net repayment of debt amounted to $305,000. The Company anticipates capital expenditures (exclusive of acquisitions and the construction of new market facilities, if any) of approximately $2.5 million during the remainder of 1997, primarily for the recurring replacement of machinery and equipment, and for the improvements and expansion or relocation of existing facilities.

     On March 25, 1997, PalEx completed the Offering, which involved the sale by PalEx of 3,000,000 shares of Common Stock at a price to the public of $7.50 per share. The net proceeds to PalEx from the Offering (after deducting underwriting discounts, commissions and offering expenses) were approximately $20.2 million. Of this amount, $3.4 million was used to pay the cash portion of the purchase prices relating to the acquisitions of the Founding Companies with the remainder being used to repay certain indebtedness of the Founding Companies.

     On April 22, 1997, the Company sold an additional 450,000 shares of Common Stock at a price to the public of $7.50 per share (generating net proceeds to the Company of $3,138,750 after underwriting discounts and commissions) pursuant to an over-allotment option granted by the Company to the underwriters in connection with the Offering. The net proceeds were used to repay debt borrowed under the Credit Facility in the amounts of $2.0 million and $1.0 million on April 22, 1997 and May 2, 1997 respectively.

     On March 25, 1997, the Company entered into a credit agreement with Bank One, Texas, N.A. (the "Credit Facility"). The Credit Facility provides the Company with an unsecured revolving line of credit of up to $35 million, which may be used for general corporate purposes, including the repayment or refinancing of indebtedness of the Founding Companies, future acquisitions, capital expenditures and working capital. Advances under the Credit Facility bear interest at such bank's designated variable rate plus margins ranging from 0 to 25 basis points, depending on the ratio of the Company's interest bearing debt to its pro forma trailing earnings before interest, taxes, depreciation and amortization for the previous four quarters. At the Company's option, the loans may bear interest based on a designated London interbank offering rate plus a margin ranging from 75 to 175 basis points, depending on the same ratio. Commitment fees of 25 basis points per annum are payable on the unused portion of the line of credit. The Credit Facility contains a limit for standby letters of credit up to $10.0 million. The Credit Facility prohibits the payment of dividends by the Company, restricts the Company's incurring or assuming other indebtedness and requires the Company to comply with certain financial covenants. The Credit Facility will terminate and all amounts outstanding thereunder, if any, will be due and payable March 25, 2004. The Company's subsidiaries have guaranteed the repayment of all amounts due under the Credit Facility. On the date of the Offering, the Company borrowed $6.2 million under the Credit Facility, at an interest rate of 8.25%. Subsequent to March 2, 1997, the Company repaid $1.2 million of such indebtedness with cash generated from operations and converted the remaining $5.0 million of the borrowings to loans based on the London interbank offering rate bearing various interest rates averaging approximately 6.5%. The approximate level of available borrowings available under the Credit Facility at May 1, 1997 was $30.0 million.

     The Company intends to pursue acquisitions. The timing, size or success of any acquisitions and the resulting additional capital commitments are unpredictable. The Company expects to fund future acquisitions primarily through a combination of issuances of additional equity, working capital, cash flow from operations and borrowings, including the unused portion of the Credit Facility. There can be no assurance that the Company can secure such additional financing or proceeds from issuance of additional equity if and when it is needed or on terms deemed acceptable to the Company.

SEASONALITY

     The pallet manufacturing business can be subject to seasonal variations in operations and demand. The Company has a significant number of agricultural customers in the southeastern United States and typically experiences the greatest demand for new pallets from these customers during the citrus and produce harvesting seasons (generally October through May) with significantly lower demand in the summer months. Yearly results can fluctuate significantly in this region depending on the size of the citrus and produce harvest, which, in turn, largely depend on the occurrence and severity of freezing weather. Facilities in the southwestern region supplying agricultural customers can experience similar fluctuations. The Company's locations serving predominantly manufacturing and industrial customers experience less seasonality. Management believes that the effects of such seasonality may diminish as the Company grows and expands its customer base both internally and through acquisition.

     Adverse weather conditions may affect the Company's ability to obtain adequate supplies of lumber at a reasonable cost. For example, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of both hardwood and pine timber during the three-month period ended March 2, 1997. Additionally, freezing weather conditions in South Florida during January, 1997, adversely impacted the produce harvest thereby reducing the demand for pallets.

RESULTS OF OPERATIONS -- PALEX

     The following table sets forth certain selected financial data for PalEx (Fraser as the accounting acquiror) as a percentage of revenues for the periods indicated:

                                                         FISCAL YEARS ENDED NOVEMBER 30,               THREE MONTH PERIODS ENDED
                                       ----------------------------------------------------------------  --------------------
                                               1994                  1995                  1996           FEBRUARY 29, 1996
                                       --------------------  --------------------  --------------------  --------------------
                                                                           (IN THOUSANDS)
Revenues.............................  $  23,114      100.0% $  30,135      100.0% $  49,282      100.0% $  10,767      100.0%
Cost of Sales........................     20,755       89.8     25,559       84.8     41,509       84.2      8,507       79.0
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross Profit.........................      2,359       10.2      4,576       15.2      7,773       15.8      2,260       21.0
Selling, general and administrative
  expenses...........................      1,761        7.6      2,131        7.1      3,171        6.5        791        7.4
Supplemental profit sharing
  contribution.......................     --         --         --         --         --         --         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations...............        598        2.6      2,445        8.1      4,602        9.3      1,469       13.6
Interest expense.....................       (335)      (1.4)      (450)      (1.5)      (387)      (0.8)      (119)      (1.1)
Other income (expense), net..........         (9)      (0.1)        19        0.1       (153)      (0.3)        (2)    --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before tax....................        254        1.1      2,014        6.7      4,062        8.2      1,348       12.5
Provision for income tax.............          6     --             91        0.3        216        0.4     --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...........................  $     248        1.1% $   1,923        6.4% $   3,846        7.8% $   1,348       12.5%
                                       =========  =========  =========  =========  =========  =========  =========  =========

                                     THREE MONTH PERIODS ENDED
                                       --------------------
                                             MARCH 2,
                                               1997
                                       --------------------
Revenues.............................  $  12,405      100.0%
Cost of Sales........................     10,543       85.0
                                       ---------  ---------
Gross Profit.........................      1,862       15.0
Selling, general and administrative
  expenses...........................        801        6.5
Supplemental profit sharing
  contribution.......................        375        3.0
                                       ---------  ---------
Income from operations...............        686        5.5
Interest expense.....................        (63)      (0.5)
Other income (expense), net..........        (26)       (.2)
                                       ---------  ---------
Income before tax....................        597        4.8
Provision for income tax.............     --         --
                                       ---------  ---------
Net income...........................  $     597        4.8%
                                       =========  =========

THREE MONTH PERIOD ENDED FEBRUARY 29, 1996 COMPARED TO MARCH 2, 1997

     Revenue increased 15.2% from approximately $10.8 million to $12.4 million. This increase is attributable to both the increase in overall volume of units and to an increase in the average sales price. The increase in the average sales price reflects higher raw material costs, a portion of which were passed on to customers.

     Gross profit as a percentage of revenues declined from approximately 21.0% to 15.0%, primarily as a result of higher raw material costs resulting from the impact of wet weather conditions on the harvesting of both hardwood and pine timber during the three-month period ended March 2, 1997. See "Results of Operations -- Combined." A portion of the decline in gross profit is also attributable to lost production time at the Companys New Boston, Texas facility, resulting from the installation of new equipment during December 1996.

     Selling, general and administrative expenses remained stable at approximately $800,000. In addition to recurring selling, general and administrative costs, supplemental contributions to the profit sharing plan of approximately $375,000 were made during the three month period ended March 2, 1997.

     Interest expense declined from $119,000 to $63,000 as the result of net repayments of debt.

     Net income declined from $1.3 million to $597,000.

YEAR ENDED NOVEMBER 30, 1996 COMPARED TO YEAR ENDED NOVEMBER 30, 1995

     Revenues increased 63.5% to $49.3 million from $30.1 million. The increase was primarily due to revenues from five facilities opened or acquired during 1995 and a new facility opened during 1996.

     Gross profit as a percentage of revenues increased to 15.8% from 15.2%. The increase in gross profit as a percentage of revenues was generally attributable to growth in repair and recycling operations which are characterized by lower raw material costs as a percentage of revenues and generally have higher gross margins than new pallet operations. Gross profit increased approximately 69.9% to $7.8 million from $4.6 million, primarily as a result of increased revenues associated with the new facilities.

     Selling, general and administrative expenses increased 48.8% to $3.2 million from $2.1 million and were generally attributable to additional costs associated with the facilities opened or acquired during both periods. Because of the fixed nature of certain selling, general and administrative expenses, such expenses decreased as a percentage of revenues to 6.5% from 7.1%.

     Interest expense remained fairly constant between periods.

     Other income (expense), net changed to a net expense of $153,000 from income of $19,000 due primarily to a casualty loss.

     Income before taxes increased to $4.1 million from $2.0 million.

YEAR ENDED NOVEMBER 30, 1995 COMPARED TO YEAR ENDED NOVEMBER 30, 1994

     Revenues increased by 30.4% to $30.1 million from $23.1 million and primarily reflected the opening of five new repair facilities in 1995.

     Gross profit as a percentage of revenues increased to 15.2% from 10.2%. The increase in gross profit as a percentage of revenues was generally attributable to growth in repair and recycling operations which are characterized by lower raw material costs as a percentage of revenues and generally have higher gross margins than new pallet operations. Gross profit increased approximately 94.0% to $4.6 million from $2.4 million, also as a result of lower raw material costs and additional revenues.

     Selling, general and administrative expenses increased 21.0% to $2.1 million from $1.8 million. The increase in operating expenses was primarily attributable to increased infrastructure costs associated with the additional facilities opened in 1995.

     Interest expense increased to $450,000 from $335,000. The increase was generally attributable to higher interest expense necessary to fund working capital needs associated with the new facilities opened in 1995.

     Income before taxes increased to $2.0 million from $254,000.

LIQUIDITY AND CAPITAL RESOURCES -- PALEX

     During the three month period ending March 2, 1997, net cash provided by operating activities was $81,000, capital expenditures were $375,000 and net proceeds from debt borrowed under Fraser's credit facilities amounted to $263,000. Increases in accounts receivable, inventory and accounts payable occurred as a result of increased sales during the period. See "Liquidity and Capital Resources -- Combined" for discussion of the liquidity and capital resources of the Company.

     Fraser generated $7.2 million in net cash from operations for the year ended November 30, 1996. Net cash used in investing activities was approximately $3.4 million, principally for the purchase of property and equipment related to the opening of new facilities. Net cash used in financing activities was $3.9 million in 1996, principally for the repayment of long-term debt.

RESULTS OF OPERATIONS -- RIDGE

     The following table sets forth certain selected financial data as a percentage of revenues for the periods indicated:

                                                              FISCAL YEAR ENDED                            SIX MONTHS ENDED
                                       ----------------------------------------------------------------  --------------------
                                          JULY 31, 1994         JULY 30, 1995         JULY 28, 1996        JANUARY 28, 1996
                                       --------------------  --------------------  --------------------  --------------------
                                                                           (IN THOUSANDS)
Revenues.............................  $  47,946      100.0% $  54,450      100.0% $  48,341      100.0% $  22,640      100.0%
Cost of Sales........................     40,606       84.7     46,388       85.2     40,540       83.9     19,008       84.0
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit.........................      7,340       15.3      8,062       14.8      7,801       16.1      3,632       16.0
Selling, general and administrative
  expenses...........................      4,018        8.4      3,826        7.0      3,825        7.9      1,929        8.5
Supplemental profit sharing
  contribution.......................     --         --         --         --         --         --         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations...............      3,322        6.9      4,236        7.8      3,976        8.2      1,703        7.5
Interest expense.....................        (80)      (0.1)      (962)      (1.8)    (1,032)      (2.1)      (535)      (2.4)
Other income (expense), net..........        922        1.9        101        0.2        199        0.4         89        0.4
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before tax.............      4,164        8.7      3,375        6.2      3,143        6.5      1,257        5.5
Income taxes (benefit)...............         99        0.2         83        0.2         76        0.2         30        0.1
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)....................  $   4,065        8.5% $   3,292        6.0% $   3,067        6.3% $   1,227        5.4%
                                       =========  =========  =========  =========  =========  =========  =========  =========


                                         SIX MONTHS ENDED
                                       --------------------
                                         JANUARY 26, 1997
                                       --------------------

Revenues.............................  $  24,090      100.0%
Cost of Sales........................     21,126       87.7
                                       ---------  ---------
Gross profit.........................      2,964       12.3
Selling, general and administrative
  expenses...........................      1,876        7.7
Supplemental profit sharing
  contribution.......................        618        2.6
                                       ---------  ---------
Income from operations...............        470        2.0
Interest expense.....................       (398)      (1.7)
Other income (expense), net..........         83        0.3
                                       ---------  ---------
Income (loss) before tax.............        155        0.6
Income taxes (benefit)...............         15     --
                                       ---------  ---------
Net income (loss)....................  $     140        0.6%
                                       =========  =========

SIX MONTHS ENDED JANUARY 26, 1997 COMPARED TO SIX MONTHS ENDED JANUARY 28, 1996

     Revenues increased approximately 6.4% to $24.0 million from $22.6 million. This increase resulted from an increase in the average sales price of new pallets, as well as an increase in the number of new pallets sold to CHEP. This increase was offset by a decline in revenues from sales of agricultural harvesting boxes, largely as a result of competition from plastic agricultural containers.

     Gross profit as a percentage of revenues declined to 12.3% from 16.0%, primarily as a result of higher raw materials costs, a portion of which were not passed on to customers due to competitive pressures. Higher raw material costs were partially offset by reductions in manufacturing costs as a result of improved operational efficiencies. Gross profit declined approximately 18.0% to $3.0 million from $3.6 million.

     Selling, general and administrative expenses remained relatively stable at approximately $1.9 million.

     In December 1996, the Ridge declared a supplemental profit sharing contribution of approximately $618,000. In connection with the acquisition, PalEx has agreed to satisfy such obligation through the issuance of approximately 82,500 shares of PalEx common stock.

     Interest expense declined approximately 25.6% to $398,000 from $535,000 as a result of the repayment of a portion of the Ridge Notes.

     Income before taxes declined to $155,000 from $1.3 million.

TWELVE MONTHS ENDED JULY 28, 1996 COMPARED TO TWELVE MONTHS ENDED JULY 30, 1995

     Revenues declined 11.2% to $48.3 from $54.5 million. This decline was partly attributable to a decrease in the average sales price of new pallets, a decrease which reflects lower raw material costs, a portion of which were passed on to customers in the form of lower sales prices. The balance of the decline was attributable both to fewer new pallets sold as a result of smaller citrus and produce harvests and to a decrease in sales of agricultural harvesting boxes largely as a result of competition from plastic agricultural containers.

     Gross profit as a percentage of revenues improved to 16.1% from 14.8%. The increase in gross profit percentage was generally attributable to declining raw material costs as a percentage of sales. Labor and maintenance costs declined $600,000 as a result of improved efficiencies. As a result of lower revenues, gross profit declined 3.2% to $7.8 million in 1996 from $8.1 million in 1995.

     Selling, general and administrative expenses remained constant at $3.8 million in 1996 and 1995. Despite lower production volumes, Ridge maintained its sales force, infrastructure and quality assurance training programs in anticipation of improving market conditions and future growth.

     Interest expense increased 7.3% to $1.0 million from $962,000 as a result of an increase in interest rates, partially offset by the repayment of a portion of the Ridge Notes. Other income (expense), net includes interest income on invested cash and cash equivalents and increased to $199,000 from $101,000 due to higher levels of cash equivalents available for investment.

     Income before taxes decreased 6.9% to $3.1 million from $3.4 million.

TWELVE MONTHS ENDED JULY 30, 1995 COMPARED TO TWELVE MONTHS ENDED JULY 31, 1994

     Revenues increased 13.6% to $54.5 million from $47.9 million. The increase was partly attributable to an increase in the average sales price of new pallets, an increase which reflects higher raw material costs, which were generally passed on to customers in the form of higher sales prices, as well as an increase in the volume of new pallets sold to CHEP. The remainder of the increase was attributable to a significant increase in revenues from the sale of specialty agricultural bins which more than offset declining revenues from agricultural harvesting boxes attributable to competition from plastic agricultural containers.

     Gross profit as a percentage of revenues declined to 14.8% from 15.3%. The decrease in a gross profit as a percentage of revenues was generally attributable to higher raw material costs, including a $3.9 million increase in lumber costs and a $695,000 increase in fastener costs.

     Selling, general and administrative expenses decreased to $3.8 million from $4.0 million as a result of salary reductions in connection with the Ridge Buyout.

     Interest expense increased to $962,000 from $80,000 as a result of the issuance of the Ridge Notes as consideration in the Ridge Buyout.

     Other income (expense), net in 1994 includes a gain of approximately $631,000 resulting from the cancellation of deferred compensation agreements in connection with the Ridge Buyout. Interest income also declined to $131,000 from $276,000 as a result of lower levels of invested cash and cash equivalents during the period.

     Income before taxes decreased 18.9% to $3.4 million from $4.2 million.

LIQUIDITY AND CAPITAL RESOURCES -- RIDGE

     Ridge generated $4.4 million of net cash from operating activities during fiscal year 1996. Net cash used in investing activities was approximately $1.7 million and was expended primarily for purchases of property and equipment. Net cash used in financing activities was $5.7 million during 1996 and was primarily used for distributions to stockholders and repayment of the Ridge Notes and long-term debt.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     Seasonality in the Company's results of operations varies by region. The southeastern region has a significant number of agricultural customers and typically experiences greater demand during harvesting periods (October through May) with significantly lower demand in the summer months. Moreover, yearly results can also fluctuate significantly in the southeast region depending on the size of the citrus and produce harvests, which, in turn, largely depend on the occurrence and severity of freezing weather. Facilities in the southwestern region supplying agricultural customers can experience similar fluctuations. The Company's locations serving predominantly manufacturing and industrial customer bases experience significantly less seasonality. In addition, adverse weather conditions may affect the Company's ability to obtain adequate supplies of lumber at a reasonable cost. In October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. Additionally, freezing weather conditions in south Florida during January 1997 adversely impacted the produce harvest thereby reducing the demand for pallets. These two conditions adversely affected the Company's results of operations for the three months ended February 28, 1997. Finally, quarterly results may also be materially affected by the timing of acquisitions and the timing and magnitude of acquisition assimilation costs, costs of opening new facilities, gain or loss of a material customer, variation in product mix and weather conditions. Accordingly, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. See "Risk Factors -- Weather Conditions" and "-- Seasonality;
Fluctuation of Quarterly Operating Results."

INFLATION

     Inflation has not had a material impact on the Company's results of operations for the last three years.

                                    BUSINESS

     PalEx was formed in January 1996 to create a national provider of pallets and related services. Concurrently with the closing of the Offering, PalEx acquired three of the leading U.S. pallet businesses, making it one of the largest producers of new pallets and one of the largest pallet recyclers in the U.S. The Company believes that these acquisitions will enable it to capitalize on the significant trends currently affecting product manufacturing and distribution practices throughout the U.S., including the increasing reliance by shippers and logistics agents on a smaller number of better capitalized, more sophisticated vendors. The Company provides a broad variety of pallet products and related services, including the manufacture and distribution of new pallets; the recycling of pallets (including used pallet retrieval, repair, remanufacture and secondary marketing); maintenance of depot operations and the sorting and storage of pallets for selected customers; and the processing and marketing of various wood-based by-products derived from pallet recycling operations. The Company operates from 21 facilities in Florida, Texas, Virginia, California, Arkansas, Georgia, Illinois, Mississippi and South Carolina. Ridge and Fraser, two of the Founding Companies, are currently among the largest pallet businesses in the U.S., based on revenues, and Interstate is regarded in the pallet industry as a leading developer of pallet recycling services and products. The Company intends to actively pursue acquisitions of additional leading pallet companies as part of its growth strategy.

INDUSTRY OVERVIEW

     Based on information supplied by industry sources, the Company estimates that the U.S. pallet industry generated revenues of approximately $5 billion in 1995 and that it is served by approximately 3,600 companies, most of which are small, privately held entities operating in only one location and serving customers within a limited geographic radius. The industry is generally composed of companies that manufacture new pallets and companies that repair and recycle pallets. The Company estimates, based on industry sources, that during 1995 approximately 450 million new wooden pallets were produced. The Company estimates there are more than two billion pallets in circulation in the U.S. today.

     A pallet is a platform, usually made of wood, that is used for storing and shipping goods. Pallets are used in virtually all U.S. industries where products are physically distributed, including the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries. Pallets come in a wide range of shapes and sizes. Although pallets are primarily made of wood, they may also be made from steel, plastic, cardboard, molded wood fiber and other materials to satisfy smaller niche markets. The Company believes that there are over 1,000 different sizes and specifications of pallets used in North America. The grocery industry, however, which accounts for approximately one-third of all new pallets produced, uses a standard size 48 x 40 pallet, although many different styles and specifications are manufactured for use in that industry. Other industries utilize specifications which are appropriate for their particular needs. Based on information supplied by industry sources, the Company believes that in 1995 over 90% of the pallets used were of the traditional wooden type, fabricated from lumber and metal fasteners. The wooden pallet has traditionally been the basis for the design of storage racks, warehouse storage areas, forklifts, docks and containers used in shipping goods.

     The pallet industry has experienced significant changes and growth during the past several years. These changes are due, among other factors, to the focus by FORTUNE 1000 businesses on improving the logistical efficiency of their manufacturing and distribution systems. This focus has caused many of these businesses to attempt to reduce significantly the number of vendors serving them in order to simplify their procurement and product distribution processes. It has also prompted large manufacturers and distributors to outsource key elements of those processes that are not within their core competencies and to develop just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand for a high quality source of pallets has increased. Palletized freight facilitates movement through the supply chain, reducing costly loading and unloading delays at distribution centers and warehouse facilities. However, the use of low-quality or improperly sized pallets may increase the level of product damage during shipping or storage. As a result, there has been an increased demand for high-quality pallets in an attempt to reduce product damage during shipping and storage.

     The broad changes affecting U.S. industry have created significant demand for higher quality pallets distributed through an efficient, more sophisticated system. Environmental and cost concerns have also accelerated the trend toward increased reuse or "recycling" of previously used pallets, further increasing the importance of the quality of newly manufactured pallets. In recognition of these trends, CHEP has established a national pallet leasing program that provides high-quality pallets to customers throughout the U.S. for a daily fee. CHEP is a partnership created by Brambles Industries Limited, an Australian publicly-held corporation, and GKN, Ltd., a publicly-held U.K. corporation. Ridge and Fraser manufacture and repair pallets for CHEP and provide a variety of logistical services with respect to its existing pallet pool, including the repair, storage and just-in-time delivery of pallets. CHEP currently does not manufacture pallets and engages in limited repair operations. During the fiscal year ended November 30, 1996, approximately 34% of the Company's pro forma combined revenues and a significant percentage of the Company's growth were attributable to CHEP. The Company expects to continue to build its relationship with CHEP both geographically and by providing additional logistical services.

     CHEP's pallet leasing system represents a significant change in the U.S. pallet market. CHEP leases a high quality, standardized and easily identifiable (all CHEP pallets are painted blue) 48 3/4 x 40 3/4 pallet, primarily for use by grocery and consumer products customers. CHEP pallets are manufactured to strict specifications by vendors, including the Company, that have been selected based on their ability to provide large volumes of pallets manufactured to CHEP specifications in a timely manner. The advantages CHEP offers to its customers are high-quality, uniform pallets and just-in-time delivery capabilities.

STRATEGY

     The Company's goal is to become a leading national provider of pallets and related services by pursuing an aggressive acquisition strategy and by continuing to expand its existing operations.

     GROWTH THROUGH ACQUISITIONS. The Company intends to actively pursue acquisitions of leading companies whose management and operating philosophies are complementary to those of the Founding Companies. The Company also intends to expand within its existing markets through "tuck-in" acquisitions to increase its market penetration as well as to provide a broader range of services to existing customers in those markets. These tuck-in acquisitions will generally involve smaller pallet companies whose operations can be incorporated into the Company's existing operations without a significant increase in infrastructure.

     INTERNAL GROWTH. The Company has opened nine new locations in the past three years and expects to open additional locations in the future. The Company intends to expand the service offerings at many of its locations to include a combination of manufacturing, repair, recycling and the sale of by-products. The Company also expects to be able to accelerate the internal growth of the Founding Companies and businesses acquired in the future by continuing to develop the Company's relationship with CHEP and other large customers and by developing and implementing a "best practices" program.

     PalEx believes that a significant market opportunity exists for a company that can consistently offer high-quality pallets and related value-added services to large pallet users in the U.S. The Company believes that the prominence and operating strength of the Founding Companies and the experience of its executive management will provide the Company with a significant competitive advantage as it pursues its growth strategy.

DESCRIPTION OF SERVICES

     NEW PALLET MANUFACTURING. New pallet manufacturing represented approximately 60% of the Company's pro forma combined revenues for the fiscal year ended November 30, 1996. The manufacturing process for new pallets at each of the Company's facilities is generally the most capital intensive part of the business, with the majority of assembly and construction being automated. New pallets are manufactured from an assortment of wood products, varying in type and quality, with construction specifications being determined by the pallet's end use. The Company believes that approximately 70% of the wood used in new pallets manufactured in North America consists of hardwood (including, oak, poplar, alder and gum) with the balance consisting of pine or other softwoods.

     The Company utilizes sawing equipment which cuts large wood sections to specification. The cut wood is then transported to assembly points where employees load the side boards ("stringers") and deck boards into nailing machines which nail the pallets together. A typical nailing machine can produce an average of 150 pallets per hour with three to five employees. After construction is completed, pallets are transported to a stacker for shipment or storage. More customized or smaller orders may be manufactured by hand on assembly tables utilizing two laborers with pneumatic nailers. The Company typically manufactures pallets upon receipt of customer orders and does not generally maintain significant finished goods inventory.

     REPAIR, REMANUFACTURE AND RECYCLING. A large portion of new pallets is currently discarded by pallet users after one trip. However, pallets can be recovered, repaired, if necessary, and reused. In addition, used pallets which are beyond repair can be disassembled and the recovered lumber can be reused in repairing used pallets. Pallet repair and recycling operations are initiated with the retrieval or purchase of used pallets from a variety of sources. The condition and size of these pallets vary greatly. Once obtained, the pallets are sorted by size and condition. A portion of the pallets may require no repair and can be resold or returned immediately. Pallets that can be repaired have their damaged boards replaced with salvaged boards or boards from new stock inventoried at the facility. Pallets that cannot be repaired are dismantled and the salvageable boards are recovered for use in repairing and building other pallets. The remaining damaged boards may be ground into wood fiber, which the Company sells for use as landscaping mulch, fuel, animal bedding, gardening material and other uses. Despite recent increases in levels of automation, pallet recycling remains a labor intensive process.

     PALLET MANAGEMENT. Pallet management is the process of providing a combination of services related to a customer's pallet usage, including the manufacture, repair, retrieval, delivery and storage of pallets as well as the disposal of unusable pallets and component parts. In a typical arrangement, the Company will contract with a customer to remove all pallets from a particular location and transport them back to the Company's repair facility. The pallets are sorted and repaired as needed and sold to a third party, returned to either the customer or his supplier, or placed in storage and made available for return to service ("depot services"). In a typical arrangement, the Company will contract with a customer to perform any or all of the management services available. Both Fraser and Interstate have developed such programs and believe that they may provide a source of additional revenues when applied throughout the Company.

PROPERTY AND EQUIPMENT

     At April 30, 1997, the Company maintained 21 facilities. Most of the Company's facilities offer more than one service. The Company's corporate headquarters are located in Houston, Texas. The paragraphs below summarize the Company's primary operating facilities. All of the Company's facilities except for those located at Foreman, Arkansas, Bartow, Florida, Homeland, Florida, Hazlehurst, Georgia, Walterboro, South Carolina and New Boston, Texas, are leased. There are no major encumbrances on the titles to the owned properties or to the leasehold interests in any of the leased properties, except for liens on the Walterboro, South Carolina facilities securing the payment of indebtedness incurred to finance these facilities.

     CLARKSVILLE, ARKANSAS. The Clarksville facility initiated operations in 1995. The facility was initially operated as a repair facility and currently serves only as a CHEP depot.

     FOREMAN, ARKANSAS. The Foreman plant was purchased in 1982. The facility produces pine lumber for use in the construction of pallets at various of the Company's manufacturing and repair facilities.

     MENA, ARKANSAS. The Mena facility was purchased in 1994. The lumber mill located on the facility processes lumber for use at the Company's manufacturing and repair facilities in New Boston, Texas as well as for sale to third parties.

     MULBERRY, ARKANSAS. The Company's Mulberry plant was purchased in 1992. The Mulberry facility manufactures new pallets for the grocery and manufacturing industries in Oklahoma and Arkansas and also produces cut stock for use in the Company's manufacturing and repair facilities.

     SEARCY, ARKANSAS. The Searcy facility was purchased in 1994. The Searcy facility serves as a depot and repair facility for CHEP pallets as well as a repair facility for Wal-Mart pallets. The Searcy facility also sells repaired pallets to the grocery, agricultural and poultry industries.

     TRACY, CALIFORNIA. The Company's operations in the San Francisco Bay area were established in 1995 to serve as a CHEP depot and repair facility. The Company anticipates that it will begin operations as a non-CHEP repair facility in the future.

     BARTOW, FLORIDA. The Company's Bartow facility was established in 1967. Citrus and produce distributors are the Bartow facility's largest customers, and the plant produces a broad variety of new pallets as well as agricultural harvesting boxes and specialty bins, in many instances custom designed to customer specifications.

     HOMELAND, FLORIDA. The Homeland plant was established in 1983. The Homeland facility produces both new and recycled pallets, primarily for industrial use, and also processes lumber by-product for sale as landscaping mulch.

     HAZLEHURST, GEORGIA. The Hazlehurst facility was established in 1977. The Hazlehurst facility produces new pallets for CHEP, with additional non-CHEP production sold to general industrial accounts.

     SMARR, GEORGIA. The Smarr facility was established in 1992 and is on the site of a lumber mill which provides raw material for its operations as well as lumber for the Bartow facility. The plant sells production both to local industrial customers as well as to the Company's Florida customers during peak produce and citrus harvesting seasons.

     EAST ST. LOUIS, ILLINOIS. The Company established its East St. Louis operation in 1995 as a CHEP repair facility. The Company anticipates adding non-CHEP repair operations to the facility in the future.

     WALTERBORO, SOUTH CAROLINA. The Company's Walterboro plant provides new pallets to local industrial accounts and also supplements the Bartow facility's sales to agricultural and industrial customers during peak seasons. The facility has been recently updated to manufacture CHEP pallets.

     HORN LAKE, MISSISSIPPI. The Company opened the Horn Lake facility (located in the Memphis, Tennessee metropolitan area) in October 1996. This facility serves as both a CHEP depot and repair and recycling facility for non-CHEP pallets. The facility's customers are primarily manufacturing facilities in and around Memphis.

     AMARILLO, TEXAS. The Company produces new and remanufactured pallets in its Amarillo facility which was established in 1976. The Amarillo facility's primary customers are the manufacturing and beef packing industries of North Texas.

     BIG SPRING, TEXAS. The Company's Big Spring facility initiated operations in 1977 and primarily produces new pallets. The facility services several West Texas oil and chemical companies.

     FORT WORTH, TEXAS. The Company's facility in Fort Worth opened in February 1996. The Fort Worth facility was established to provide CHEP depot and repair operations. The Company currently anticipates expanding into non-CHEP pallet repairs in the future.

     NEW BOSTON, TEXAS. The New Boston location opened in 1994 as the Company's largest facility in Texas. The New Boston facility manufactures new and repaired pallets. The plant serves customers in Texas, Oklahoma, Arkansas and Louisiana.

     SAN ANTONIO, TEXAS. The Company supplies its South Texas customers from its location in San Antonio. This facility, opened in 1995, is a CHEP depot and repair facility and also repairs pallets for a large regional grocery chain.

     TEMPLE, TEXAS. The Temple location was established in 1995. The Temple facility serves as a CHEP depot and repair facility as well as a repair facility for Wal-Mart pallets. The facility also repairs pallets for sale to central Texas grocery, manufacturing and medical industry customers.

     RICHMOND, VIRGINIA. The Company has two facilities located in Richmond, Virginia. Repair and recycling of used pallets constitutes a significant portion of the operations of these facilities which also offer pallet management systems to local industrial customers. The Richmond facilities are also engaged in the manufacture of landscape mulch, playground surfaces and other innovative applications of pallet by-products.

     The Company believes that its properties are generally adequate for its present needs. Furthermore, the Company believes that suitable additional or replacement space will be available when required.

OPERATIONS

     The Company centralizes its consolidated financial reporting, cash management, training, human resources, safety and merger and acquisition activities. The Company otherwise operates on a regional basis, with the management of each operating location responsible for its day-to-day operations, profitability and growth. Local management utilizes the Company's "best practices" program, which seeks to replicate the Founding Companies' best practices throughout the entire Company with respect to new pallet manufacturing, pallet repair and recycling techniques, transportation and other logistical activities, worker training and participation programs, financial controls and purchasing information in order to improve productivity, lower operating costs and improve customer satisfaction to stimulate internal growth.

SALES AND MARKETING

     The Company currently sells to customers within its various geographic locations. The primary sales and marketing activities involve direct selling by the Company's sales force and by members of senior management to local and regional customers at the plant level and to large accounts and target industries more broadly on a geographic basis. Since pricing is a function of regional lumber and delivery costs, pricing is established at the regional level.

     Because many of the Company's customers have the need for similar services on a national scale, the Company is developing a national sales and marketing plan to provide such services at many locations throughout the U.S. The Company's network of facilities will allow these customers to: (i) centralize purchases of new and recycled pallets; (ii) obtain convenient and dependable service and a consistent supply of uniform quality pallets; (iii) achieve greater efficiencies in their pallet use; and (iv) meet corporate recycling goals. The Company has developed relationships with several national customers and intends to attempt to provide service to these and numerous other customers on a local, regional and national basis. The pallet needs of national companies are not uniform and the Company intends to tailor its national programs for each customer. These programs include a combination of sourcing, retrieving, repairing and recycling pallets according to individual customer requirements.

CUSTOMERS

     The Company seeks to efficiently serve large numbers of customers across diverse markets and industries to provide a stable and diversified base for ongoing sales of products and services. Customers include the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retail, and steel and metals industries and are both regional and national in scale. Because a significant part of the Company's products are sold to the produce and citrus industries, the Company's sales volumes in certain regions tend to be seasonal. During fiscal year ended November 30, 1996, the Company sold pallets to over 1,200 customers, with CHEP accounting for approximately 34% of the Company's pro forma combined revenues. No other single customer accounted for 10% or more of the Company's pro forma combined revenues. The Company enters into contracts with CHEP on a facility by facility basis and the terms of such contracts vary in accordance with the service to be provided. Depot agreements may be terminated with or without cause, while repair and depot/repair agreements may only be terminated by CHEP for cause and have both indefinite and fixed terms of between one and three years. All of the CHEP contracts prohibit the Company's contracting facilities from competing with CHEP during the term of the agreement and for a period of up to three years thereafter in the pallet leasing business and from repairing pallets for other pallet leasing companies. The CHEP contracts typically do not provide for fixed volumes of repaired or new pallets.

MANAGEMENT INFORMATION AND CONTROLS

     The Company's consolidated accounting and financial reporting activities are centralized at its operational headquarters in Bartow, Florida, while basic accounting activities are conducted at the regional level. The Company believes that its current information systems hardware and software are adequate to meet current and perceived needs for financial reporting and internal management control information and other necessary information. The Company believes this system enhances its ability to: (i) monitor each regional operation; (ii) prepare both operations and capital asset budgets and budget variances; (iii) assimilate newly acquired operations into its network through standard reporting mechanisms; (iv) implement operational and productivity measurements and benchmarking; and (v) conduct individual customer profitability analyses.

RAW MATERIALS

     The primary raw materials used in new pallet manufacturing are lumber and plywood. Fraser and Ridge have both developed long-term relationships with their lumber and plywood vendors and the Company believes that these relationships, as well as the Company's ability to pursue larger volume purchases, will help to ensure adequate lumber supplies at competitive prices in the future. During the fiscal year ended November 30, 1996, the Company purchased lumber and plywood from over 85 vendors. Two of these vendors accounted for 13% and 11%, respectively, of the Company's total pro forma combined lumber purchases during the fiscal year ended November 30, 1996. The Company does not believe that the loss of either of these vendors would materially adversely affect its financial condition or results of operations. The Company intends to continue to pursue a strategy of purchasing and upgrading low grade and alternative sources of lumber as well as exploiting pricing aberrations and market trends to take advantage of lower prices in the marketplace as they occur.

     Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Typically, lumber prices fall in oversupplied lumber markets, enabling small pallet manufacturers with limited capital resources to procure lumber and initiate production of low-cost pallets, depressing pallet prices overall and adversely affecting the Company's revenues and operating margins. While the Company believes that it will benefit from strong relationships with multiple lumber suppliers, there can be no assurance that the Company will be able to secure adequate lumber supplies in the future. Lumber supplies and costs are affected by many factors outside the Company's control, including governmental regulation of logging on public lands, lumber agreements between Canada and the U.S. and competition from other industries that use similar grades and types of lumber. In addition, adverse weather conditions may affect the Company's ability to obtain adequate supplies of lumber at a reasonable cost. In October through December of 1996, the Company experienced higher lumber costs resulting from the impact of wet weather on the harvesting of hardwood timber in the southeast. The Company tries to take advantage of the price volatility of lumber by buying additional quantities of lumber when prices are favorable and storing the inventory for later use. The Company also is able to buy low quality lumber and upgrade such lumber at its own plants. Though the Company has studied the broad use of alternative materials for the manufacture of pallets, such as plastic, it believes that there is not currently an available alternative raw material that possesses the tensile strength, recyclability and low cost of wood. The Company continues to evaluate alternatives to wood and is receptive to their future use in pallet production.

     The Company sources the majority of its pallets for reconstruction from businesses that use pallets and from trucking companies. Businesses that receive and ship a significant amount of goods are generally good sources for used pallets. Often the pallets they receive are damaged or do not meet their size or other specifications for internal systems or shipping. As a result, these businesses accumulate pallets that can be recycled. The Company identifies these sources through establishing relationships with pallet users, and by direct solicitation, telemarketing and advertising. The Company generally achieves timely pallet removal by placing a trailer at a source which loads unwanted pallets onto the trailer. The Company then removes the load of pallets at the same time it delivers recycled pallets to the pallet user. In some cases, the Company is paid a tipping fee for hauling away the used pallets or is allowed to take the pallets away at no charge, and, in other cases, the Company buys the pallets.

COMPETITION

     The Company believes that the principal competitive factors in the pallet industry are price, quality of services and reliability. With over 3,600 industry participants, the pallet manufacturing industry has been and is expected to remain extremely fragmented and highly competitive. While there are several companies which have attempted to establish national pallet operations, most of the Company's competitors are small, privately held companies that operate in only one location and serve customers within a limited geographic radius. Competition on pricing is often intense and the Company may face increasing competition from pallet leasing or other pallet systems providers, which are marketed as less expensive alternatives to new pallet purchasers. CHEP's pallet leasing system competes with new pallet sales to the grocery and wholesale distribution industries, and may expand into other industries in the future. In addition, pallet manufacturing and recycling operations are not highly capital intensive and the barriers to entry in such businesses are minimal. Certain other smaller competitors may have lower overhead costs and consequently, may be able to manufacture or recycle pallets at lower costs than the Company. Other companies with significantly greater capital and other resources than the Company (including CHEP) may enter or expand their operations in the pallet manufacturing and recycling businesses in the future, changing the competitive dynamics of the industry. The Company has in the past and will continue to compete with lumber mills in the sale of new pallets. The lumber mills typically view pallet manufacturing as an opportunity to use the lower grade lumber that would otherwise be waste for the mill. While the Company estimates, based on industry sources, that non-wooden pallets currently account for less than 10% of the pallet market, there can be no assurance that the Company will not face increasing competition from pallets fabricated from non-wooden components in the future. For example, Ridge currently sells agricultural harvesting boxes. For the past several years, these products have faced increasing competition from plastic agricultural containers which has reduced the number of agricultural harvesting boxes sold by Ridge. The Company expects competition with plastic agricultural containers to continue in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Interstate and its stockholder are parties to non-competition agreements which may restrict until January 14, 1998, Interstate's, Interstate's affiliates, or such stockholder's ability to engage in any activity or business enterprise or own an interest in any entity which engages in any activity or business enterprise which competes with the Alliance, an organization whose membership includes pallet recyclers and manufacturers that was created to pursue the national and global marketing and management of pallet systems, including the sale or leasing of pallets. Interstate and its sole stockholder, Stephen C. Sykes, joined the Alliance in October of 1995 and in connection therewith executed agreements pursuant to which each agreed not to compete with the business of the Alliance for a period of one year from withdrawal. Mr. Sykes and Interstate notified the Alliance of such withdrawal on January 14, 1997, in connection with Interstate's agreement to merge with PalEx. In response, the Alliance notified Interstate that it intends to enforce the terms of the non-compete agreements as it deems appropriate, although the Alliance has not to date commenced legal proceedings and the Company does not know when, if ever, such proceedings would commence. The non-compete agreements explicitly exclude from their coverage any product or services sold or offered by Interstate at the time it became a member of the Alliance. Because Interstate was engaged in the manufacture and recycling of pallets in October 1995 and continues in these business lines currently, the Company believes that the non-compete agreements do not apply to Interstate's current business. The Alliance could seek either injunctive relief or monetary damages from Interstate. However, given the non-compete agreements' short duration and exclusion of the business currently conducted by Interstate, the

Company believes that such agreements, even if enforced, would not have a material adverse effect on its operations.

LITIGATION

     Each of the Founding Companies has, from time to time, been a party to litigation arising in the normal course of its business, most of which involves claims for personal injury or property damage incurred in connection with its operations. Management believes that none of these actions will have a material adverse effect on the financial condition or results of operations of the Company.

EMPLOYEES

     At April 30, 1997, the Company had approximately 1,400 employees. The Company is not a party to any collective bargaining agreements. The Company believes that its relationship with its employees is satisfactory.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the Company's directors, executive officers and certain key employees.

             NAME                    AGE               POSITION
----------------------------------   --- -------------------------------------
Vance K. Maultsby, Jr.............   44  President and Chief Executive Officer
A.E. Holland, Jr..................   47  Chief Operating Officer, Director
Troy L. Fraser....................   47  Chief Development Officer, Director
Casey A. Fletcher.................   42  Chief Accounting Officer and
                                         Secretary
Stephen C. Sykes..................   52  President -- Interstate Pallets,
                                         Director
Tucker S. Bridwell................   45  Director(1)(2)
John E. Drury.....................   53  Director(1)(2)
Sam W. Humphreys..................   37  Director(1)(2)

------------

(1) Member of audit committee.

(2) Member of compensation committee.

     Directors are elected at each annual meeting of stockholders. All officers serve at the discretion of the Board of Directors, subject to terms of their employment agreement terms. See "-- Employment Agreements."

     VANCE K. MAULTSBY, JR. became President and Chief Executive Officer of the Company in December 1996. From 1993 to 1996, Mr. Maultsby was a partner with Ernst & Young LLP in the Dallas, Texas office where he managed the Dallas office of its Corporate Finance Group. From 1989 to 1992, Mr. Maultsby was chief executive officer of Alemar Financial Company (later Alemar Cost Reduction, Inc.), which provided financial advisory services to a variety of industries. From 1985 to 1989, Mr. Maultsby was an officer in the Corporate Finance Group for Stephens Inc., an investment banking firm. Prior thereto, Mr. Maultsby was a partner with KPMG Peat Marwick, served as the National Director of its Petroleum Industry Practice, was co-director of its Southwest Area Mergers and Acquisitions Advisory Practice and practiced public accounting for more than five years. Mr. Maultsby is a Certified Public Accountant.

     A. E. HOLLAND, JR. became Chief Operating Officer and a director of the Company in March 1997, upon the closing of the Offering. Mr. Holland has over 25 years of experience in the pallet industry. Mr. Holland has been associated with Ridge since 1969 and has served as President of Ridge since 1980. Mr. Holland has served on the Board of Directors of the NWPCA and was President of NWPCA from 1990 to 1991. Mr. Holland has served the Florida Chamber of Commerce as Treasurer, Chairman of the Finance Committee and member of the State Strategic Planning Committee.

     TROY L. FRASER became Chief Development Officer and a director in March 1997, upon the closing of the Offering. He became President of Fraser in 1975 when he purchased the business with his two brothers from his father. In 1988, Mr. Fraser was elected to the Texas House of Representatives where he served three terms, and was named the National Republican Legislator of the Year in 1991. In November 1996, Mr. Fraser was elected to the Texas State Senate. Mr. Fraser is currently Vice President of the NWPCA and has served for two terms on the NWPCA's Board of Directors.

     CASEY A. FLETCHER became Chief Accounting Officer and Secretary in March 1997, upon the closing of the Offering. Mr. Fletcher has been employed by Ridge since 1983 where he has served as Controller and Chief Financial Officer. Prior to his employment with Ridge, Mr. Fletcher was associated with Arthur Young from 1976 to 1979. From 1980 to 1983, he was in private industry as an accountant. Mr. Fletcher is a Certified Public Accountant.

     STEPHEN C. SYKES became a director of the Company in March 1997, upon the closing of the Offering. Mr. Sykes founded Interstate in 1979 and has served as President and Chief Executive Officer from its inception. From 1974 to 1979, Mr. Sykes was the Director of Transportation for the Virginia Division of

Holly Farms Poultry. Mr. Sykes has been an active member of the NWPCA since 1981 and served as its President from 1992 to 1993.

     TUCKER S. BRIDWELL became a director of the Company in March 1997, upon the closing of the Offering. Since 1992, Mr. Bridwell has been President of Fred Hughes Motors, Inc., the owner of ten new-car franchises in the Abilene, Texas area. Mr. Bridwell is also the President of Topaz Exploration Company, an oil and gas exploration company, a position he has held since 1980. From 1985 to 1992, Mr. Bridwell was President of Ard Drilling Company, an oilfield drilling company, and served as President of Texzona Corporation, a private investment company, from 1979 to 1980. From 1976 to 1979, Mr. Bridwell was Tax Manager with Condley & Company and was an accountant with Price Waterhouse from 1974 to 1976. Mr. Bridwell is a Certified Public Accountant.

     JOHN E. DRURY became a director of the Company in March 1997, upon the closing of the Offering. Mr. Drury is the Chairman and Chief Executive Officer of USA Waste Services, Inc. ("USA Waste"), the third largest solid waste company in North America. Mr. Drury has held these positions since May 1994, when USA Waste and Envirofil, Inc. ("Envirofil") completed their merger. Following this merger, USA Waste acquired publicly-held Chambers Development Company, Western Waste Industries, Inc. and Sanifill, Inc., increasing its revenues from approximately $100 million in 1993 to approximately $1.6 billion in 1996. From February 1991 through April 1994, Mr. Drury was a Managing Director of Sanders Morris Mundy, Inc., an investment banking firm. From 1982 through January 1991, Mr. Drury was President and Chief Operating Officer of Browning-Ferris Industries, Inc. ("BFI"), where he was responsible for the worldwide operations of BFI. Mr. Drury is a special limited partner in Main Street.

     SAM W. HUMPHREYS has been a director of the Company since January 1996 and became non-executive Chairman of the Board in March 1997, upon the closing of the Offering. Mr. Humphreys is a Managing Director of Main Street, a merchant banking firm, and has been a partner in that firm since its formation in January 1996. From April 1994 until March 1997, Mr. Humphreys held various executive positions with U.S. Delivery Systems, Inc. ("U.S. Delivery"), the largest same-day local delivery company in the U.S., most recently serving as Vice Chairman. Since U.S. Delivery completed its initial public offering in May 1994, it has completed 80 acquisitions and has grown from approximately $100 million to approximately $800 million in annual revenues. Prior to joining U.S. Delivery, Mr. Humphreys served from May 1993 until April 1994 as Senior Vice President and General Counsel of Envirofil, which merged with USA Waste in April 1994. Prior thereto, Mr. Humphreys was a partner at Andrews & Kurth L.L.P., where he was engaged in the private practice of law for more than five years. Mr. Humphreys is also a director of Aviation Sales Company, a New York Stock Exchange listed company and one of the world's largest providers of aircraft spare parts.

     The Board of Directors has established an Audit Committee and Compensation Committee. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the Plan. Messrs. Bridwell, Drury and Humphreys serve as members of the Company's Compensation Committee and Audit Committee.

DIRECTORS' COMPENSATION

     Directors who are employees of the Company do not receive additional compensation for serving as directors. Each director who is not an employee of the Company receives a fee of $1,000 for attendance at each Board of Directors meeting and $500 for each committee meeting (unless held on the same day as a Board of Directors meeting). Directors of the Company are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof, and for other expenses incurred in their capacity as directors of the Company. Each non-employee director receives stock options to purchase 20,000 shares of Common Stock upon election to the Board of Directors and an annual grant of 5,000 options. See "-- Stock Option Plan."

EXECUTIVE COMPENSATION

     PalEx was incorporated in January 1996 and, prior to the Offering, has not conducted any operations other than activities related to the Acquisitions and this Offering. While the Company did not pay any compensation to its executive officers prior to December 1996, in November 1996 PalEx recognized a nonrecurring, non-cash charge of $300,000, representing the difference between amounts paid for the 50,000 shares of Common Stock issued to Mr. Maultsby and the estimated fair market value of such shares on the date of the sale assuming the Acquisitions would be consummated. During 1997 the annualized salaries of the Company's most highly compensated executive officers will be: Mr. Maultsby, $175,000; and $125,000 for each of Messrs. Holland, Fletcher, Fraser and Sykes. In fiscal 1997, the Company will not pay any bonuses in addition to these salaries.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with each executive officer and certain key employees of the Company which prohibits such individual from disclosing the Company's confidential information and trade secrets and generally restricts these individuals from competing with the Company for a period of five years after the date of the Acquisitions. Each of the agreements has an initial term of between one and three years and provides for an automatic annual extension at the end of its initial term and is terminable by the Company for "cause" upon ten days' written notice and without "cause" by either party upon thirty days' written notice. All employment agreements provide that if the officer's employment is terminated by the Company without "cause," such officer will be entitled to receive a lump-sum severance payment at the effective time of termination equal to the base salary at the rate then in effect for the greater of (i) the time period remaining under the initial term of the agreement or (ii) one year. In addition, all employment agreements provide that in the event of termination without "cause," the time period during which such officer is restricted from competing with the Company will be shortened from five years to one year. The Company anticipates it will incur lower selling, general and administrative expenses than the Founding Companies on a pro forma combined basis because the compensation to be paid to the executive officers and employees by the Company is generally less than the compensation previously paid by the Founding Companies. See "Selected Financial Data" and "Unaudited Combined Pro Forma Financial Statements."

     The employment agreements of Messrs. Maultsby, Holland, Fraser, Fletcher, Sykes and certain key employees of the Founding Companies contain certain provisions concerning a change-in-control of the Company, including the following: (i) in the event five days' advance notice of the transaction giving rise to the change in control is not received by the Company and such officer, the change in control will be deemed a termination of the employment agreement by the Company without "cause," and the provisions of the employment agreement governing the same will apply, except that the severance amount otherwise payable (discussed in the preceding paragraph) shall be tripled and the provisions which restrict competition with the Company shall not apply; (ii) in any change-of-control situation, such officer may elect to terminate his employment by giving five days' written notice prior to the anticipated closing of the transaction giving rise to the change-in-control, which will be deemed a termination of the employment agreement by the Company without "cause," and the provisions of the employment agreement governing the same will apply, except that the severance amount otherwise payable shall be doubled and the time period during which such officer is restricted from competing with the Company will be shortened from five years to two years; and (iii) the officer must be given sufficient time and opportunity to elect whether to exercise all or any of his options to purchase Common Stock, including any options with accelerated vesting under the provisions of the Plan, such that the officer may acquire the Common Stock at or prior to the closing of the transaction giving rise to the change-in-control, if he so desires.

STOCK OPTION PLAN

     The Board of Directors has adopted, and the stockholders of the Company have approved, the Plan. The purpose of the Plan is to provide directors, officers, key employees and certain other persons who will be instrumental in the success of the Company or its subsidiaries with additional incentives by increasing their proprietary interest in the Company. The aggregate amount of Common Stock with respect to which options may be granted may not exceed the greater of 1,800,000 shares (subject to adjustment to reflect stock splits) or 15% of the Company's outstanding Common Stock, as determined on each date an option is granted.

     The Plan is administered by the Compensation Committee, which is composed of non-employee directors (the "Committee"). Subject to the terms of the Plan, the Committee generally determines to whom options will be granted and the terms and conditions of option grants. Options granted under the Plan may be either non-qualified stock options or may qualify as incentive stock options.

     The exercise price of any option may not be less than the fair market value of the underlying Common Stock as of the date of grant and no employee or consultant may receive an option in any year to purchase more than 51,000 shares of Common Stock. The Committee determines the period over which options become exercisable, provided that all options become immediately exercisable upon death of the grantee or upon a change-in-control (as defined in the Plan) of the Company.

     The Plan also provides for automatic option grants to directors who are not otherwise employed by the Company or its subsidiaries. Upon commencement of service, a non-employee director will receive a non-qualified option to purchase 20,000 shares of Common Stock, and continuing non-employee directors annually will receive options to purchase 5,000 shares of Common Stock. Options granted to non-employee directors are fully exercisable following the expiration of six months from the date of grant.

     Mr. Maultsby has been granted options to purchase 200,000 shares of Common Stock under the Plan all of which have an exercise price equal to the initial public offering price. Mr. Maultsby's options vest annually in 25% increments beginning in November 1997. The potential realizable value of Mr. Maultsby's options, assuming 5% and 10% annual rates of appreciation over ten years for the Company's Common Stock, is $943,341 and $2,390,613, respectively. These potential realizable values were determined based upon assumed rates of appreciation and are not intended to forecast the possible future appreciation, if any, of the price or value of the Company's Common Stock.

                              CERTAIN TRANSACTIONS

ORGANIZATION OF THE COMPANY

     PalEx was initially capitalized in January 1996 by Main Street. Sam W. Humphreys, a director of the Company, is a partner in Main Street and John E. Drury, a director of the Company, is a special limited partner in Main Street. As a result of stock splits, the 1,000 shares of common stock initially issued by PalEx to Main Street total 1,021,389 shares of Common Stock. Since early 1996, Main Street has advanced funds to PalEx pursuant to a commitment to enable PalEx to pay various expenses incurred in connection with its efforts to complete the Acquisitions and effect the Offering. Simultaneously with the closing of the Offering, each of the Founding Companies merged with a separate special purpose subsidiary of PalEx, at which time each Founding Company became a wholly owned subsidiary of the Company. The aggregate consideration paid by PalEx to acquire the Founding Companies consisted of (i) approximately $3.4 million in cash and (ii) 5,910,000 shares of Common Stock. In addition, the Company repaid substantially all of the indebtedness of the Founding Companies with proceeds from the Offering and borrowings under its credit facility (see "-- Transactions Involving Certain Officers, Directors and Stockholders" below and "Use of Proceeds") and also issued 142,500 shares of Common Stock to the Founding Companies' profit sharing plans.

     The following table sets forth for each Founding Company the consideration paid to the stockholders of the Founding Companies (i) in cash and (ii) in shares of Common Stock.

                                                        SHARES OF
                                           CASH       COMMON STOCK
                                       ------------   -------------
Fraser...............................  $  2,200,000     2,893,704
Ridge................................       --          2,640,768
Interstate...........................     1,200,000       375,528
                                       ------------   -------------
Total................................  $  3,400,000     5,910,000
                                       ============   =============

     In addition, immediately prior to consummation of the Acquisitions, the Founding Companies made distributions of approximately $10.4 million in the aggregate, representing S Corporation earnings previously taxed to their respective stockholders. The Founding Companies also distributed certain non-operating assets prior to consummation of the Acquisitions with an aggregate net book value of approximately $175,000.

     Pursuant to the agreements relating to the Acquisitions, all stockholders of each of the Founding Companies have agreed not to compete with the Company for a period of five years commencing on the date of closing of the Acquisitions.

     Individuals who are officers or directors of the Company received the following consideration in the Acquisitions for their interests in the Founding Companies.

                                                        SHARES OF
                                         CASH(1)      COMMON STOCK
                                       ------------   -------------
Ridge
     A. E. Holland, Jr...............  $    --            319,583
     Casey A. Fletcher...............       --            319,583
Fraser
     Troy L. Fraser..................     1,078,000     1,417,915
Interstate
     Stephen C. Sykes................     1,200,000       375,528

------------

(1) Excludes distributions representing previously taxed S Corporation earnings made to each of the persons listed above. The amount of such distributions to the former owners of the Founding Companies totaled approximately $10.4 million.

TRANSACTIONS INVOLVING CERTAIN OFFICERS, DIRECTORS AND STOCKHOLDERS

     In August 1994, Ridge purchased its pallet and box manufacturing business in a management buyout from Resources, a predecessor company owned by A. E. Holland, Jr., Chief Operating Officer and a director of the Company, and two other employees of Ridge. As consideration for this purchase, Ridge issued the Ridge Notes for a total of approximately $12.6 million to Resources and assumed approximately $1.8 million of Resources' liabilities. Resources subsequently distributed an interest in a portion of its note receivable from Ridge directly to Mr. Holland and the other two stockholders. The Ridge Notes mature in January 2000 and pay interest at the prime rate (8.25% at November 30, 1996). Ridge paid approximately $909,000 and $982,000 in interest expense under the Ridge Notes during fiscal 1995 and 1996, respectively. Upon repayment of the Ridge Notes, $2.25 million was paid to Resources and $2.25 million each to Mr. Holland and the other two stockholders. Resources maintains a lumber and fastener brokerage business as well as other businesses.

     Fraser has notes outstanding to certain affiliates in the total amount of approximately $105,000. Two notes in the aggregate amount of $60,000 bear interest at 14.0% per annum and mature in January 2005. A third note in the amount of $45,000 bears interest at 8% per annum and matures in December 1997.

     Interstate has a note outstanding to its stockholder in the amount of approximately $343,000. The note is non-interest bearing and is due on demand.

     The Company repaid all of the Ridge Notes, the Fraser notes and the Interstate note with the proceeds of the Offering and borrowings under its credit facility.

     Prior to consummation of the Offering, Troy L. Fraser purchased an airplane from Fraser for its net book value of $203,000.

     Certain stockholders of certain of the Founding Companies, who are directors, executive officers or key employees of the Company, have guaranteed indebtedness and other obligations of each of their respective Founding Companies. These guarantees were terminated after the completion of the Offering.

     Main Street paid $1.25 million of the Company's expenses, including legal and accounting fees, incurred in connection with the Offering and the Acquisitions.

     In connection with the Acquisitions, the Company issued 82,500, 50,000 and 10,000 shares of Common Stock to the Ridge Pallets, Inc. Profit Sharing Plan, the Fraser Industries, Inc. Profit Sharing Plan and the Interstate Pallet Co., Inc. Profit Sharing Plan, respectively. The plans will distribute the Common Stock in accordance with the terms of such plans. Certain officers and directors of the Company are participants in these plans and will benefit from the contribution of the Common Stock under the terms of such plans.

     In fiscal years 1994, 1995 and 1996, Ridge sold approximately $977,000, $484,000 and $666,000, respectively, of lumber to Sunbelt Forest Products Corporation ("Sunbelt"), a chemical wood preserving company, which is owned by Mr. Holland and two other employees of Ridge. During fiscal year 1994 Ridge recorded $193,000 of interest income from loans made to Sunbelt. Mr. Fletcher is a director of Sunbelt. Additionally, Ridge purchased from Resources approximately $199,000 and $421,000 of fasteners during fiscal years 1995 and 1996, respectively. The sales prices charged Sunbelt and the purchase prices paid by Ridge were competitive with those charged or paid to unaffiliated third parties. In addition, Ridge provides certain accounting, human resource and managerial services to Sunbelt and received as payment therefor $135,000, $75,000 and $55,000 for the fiscal years 1994, 1995 and 1996, respectively. The Company intends to continue to transact business with Sunbelt in the future on terms which are comparable to those that would be available from an unaffiliated third party.

     Mr. Bridwell received a payment from the Company of $50,000 and options to purchase 20,000 shares of Common Stock, exercisable at the initial public offering price per share pursuant to the Plan, for providing advice to Fraser in connection with the Acquisitions. Mr. Bridwell also received options to purchase 20,000 shares of Common Stock in connection with his election to the Company's Board of Directors exercisable at the initial public offering price of $7.50 per share. See "Principal Stockholders."

     Mr. Maultsby acquired 50,000 shares of Common Stock in connection with the formation of the Company. In connection with this issuance, PalEx recognized a nonrecurring, non-cash charge of $300,000 in November 1996, representing the difference between amounts paid for the 50,000 shares of Common Stock issued to Mr. Maultsby and the estimated fair market value of such shares on the date of the sale assuming the Acquisitions would be consummated.

     Interstate leases its operating facilities and certain equipment from Mr. Sykes. The Company purchased the leased equipment for its estimated fair market value of approximately $88,000 and continues to lease the property from Mr. Sykes at market rates. Mr. Sykes has the right to require the Company to purchase the property at its appraised value, estimated by management to be between $1.0 million and $1.4 million. This right can be exercised during the period beginning six months and ending 12 months after the closing of the Offering.

     John E. Drury, a director of the Company, purchased 50,000 shares of Common Stock in the Offering.

COMPANY POLICY

     In the future, any transactions with directors, officers, employees or affiliates of the Company are anticipated to be minimal and will, in any case, be approved by a majority of the Board of Directors, including a majority of disinterested members of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of the Company's Common Stock as of April 30, 1997, by (i) all persons known to the Company to be the beneficial owner of 5% or more thereof, (ii) each director and nominee for director, (iii) each executive officer and (iv) all executive officers, directors and director nominees as a group. Unless otherwise indicated, the address of each such person is c/o PalEx, Inc., 3555 Timmons Lane, Suite 610, Houston, Texas 77027. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                     PERCENTAGE
                                         SHARES         OWNED
                                        ---------    -----------
Vance K. Maultsby, Jr.(1)............      50,000         0.5%
A. E. Holland, Jr....................     319,583         3.0
Troy L. Fraser.......................   1,417,915        13.4
Stephen C. Sykes.....................     375,528         3.6
Casey A. Fletcher(2).................     319,583         3.0
Tucker S. Bridwell(3)................      40,000         0.4
John E. Drury(4).....................      95,000         0.9
Sam W. Humphreys(5)..................   1,021,389         9.7
Main Street Capital Partners, L.P....   1,021,389         9.7
R. Stephen Fraser(6).................     868,111         8.2
Joe D. Elmore(7).....................     607,677         5.7
All executive officers, directors and
  director nominees
  as a group (8 persons)(8)..........   3,553,998        33.6%

------------

(1) Excludes options to purchase 200,000 shares at the initial public offering price of $7.50 per share granted under the Plan. Such options vest at 25% a year over the four-year period with the first vesting period ending November 1997 and the final vesting period ending November 2000.

(2) Excludes 2,200 shares which are owned by Mr. Fletcher's two sons. Mr. Fletcher disclaims beneficial ownership of such shares.

(3) Includes 40,000 shares which may be acquired upon the exercise of options granted under the Plan.

(4) Includes 20,000 shares which may be acquired upon the exercise of options granted under the Plan and 25,000 shares deemed to be beneficially owned by Mr. Drury as a special limited partner in Main Street.

(5) Includes 1,021,389 shares issued to Main Street. Mr. Humphreys is a partner in Main Street.

(6) Mr. Fraser's address is 111 East 7th Street, Big Spring, Texas 79720.

(7) Mr. Elmore's address is 1020 Highway 82 West, New Boston, Texas 75570.

(8) Excludes 260,000 shares subject to options which become exercisable during the four-year period ending November 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $0.01 per share,and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of May 27, 1997, 10,573,889 shares of Common Stock are issued and outstanding. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and By-laws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors.

     Subject to the rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared in the discretion of the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company pursuant to this Prospectus when payment is reveived therefor will be, fully paid and nonassessable.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Company's Amended and Restated Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any shares of Preferred Stock of any class or series.

     One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holers of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

STATUTORY BUSINESS COMBINATION PROVISION

     The Company is subject to the provisons of Section 203 of the Delaware General Corporation Law ("Section 203"), Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is deemed as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage. The Company has not adopted such an amendment to its Amended and Restated Certificate of Incorporation or By-laws.

LIMITATION ON DIRECTORS' LIABILITIES

     Pursuant to the Company's Amended and Restated Certificate of Incorporation and under Delaware law, directors of the Company are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. The Company has entered into indemnification agreements with each of its directors and executive officers which indemnify such person to the fullest extent permitted by its Amended and Restated Certificate of Incorporation, its By-laws and the Delaware General Corporation Law. The Company also intends to obtain directors' and officers' liability insurance.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be adversely affected by the sale of substantial amounts of Common Stock in the public market. As of May 27, 1997, 10,573,889 shares of Common Stock were issued and outstanding. Of such shares,7,123,889 shares were not issued in a transaction registered under the Securities Act, and, accordingly, such shares may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, including the exemption contained in Rule 144 under the Securities Act. All of the 3,000,000 shares sold in the Offering, except for shares acquired by affiliates of the Company, are freely tradeable.

     In general, under Rule 144 as amended effective April 29, 1997, a person, or persons whose shares are aggregated, who has beneficially owned his or her shares for at least one year but not more than two years, or a person who may be deemed an "affiliate" of the Company who has beneficially owned shares for at least one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale and who has beneficially owned his share for at least two years would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information about the Company.

     The Company has authorized the issuance of 1,800,000 shares of its Common Stock in accordance with the terms of the Plan. Options to purchase 925,000 shares of Common Stock were granted upon closing of the Offering to certain employees of the Founding Companies. A total of 1,800,000 shares will be issuable under the Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act registering the issuance and resale of shares subject to these options granted under the Plan. As a result, such shares will be eligible for resale in the public market.

     The Company has agreed that it will not offer, sell or issue any shares of Common Stock or options, rights or warrants to acquire any Common Stock for a period of 180 days after the date of the Offering without the prior written consent of Alex. Brown & Sons Incorporated, except for the grant of employee stock options and for share sissued (i) in connection with acquisitions and (ii) pursuant to the exercise of options granted under the Plan. Further, the Company's directors, officers and certain stockholders who beneficially own 7,123,889 shares in the aggregate have agreed not to directly or indirectly offer for sale, sell or otherwise dispose of any Common Stock for a period of 180 days after the date of the Offering without the prior written consent of Alex. Brown & Sons Incorporated. In addition, the owners of the Founding Companies have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock received as consideration in the Acquisitions for a period of two years following receipt thereof.

     No predictions can be made s to the effect that sales of Common Stock under Rule 144, pursuant to a registration statement, or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to sisue or sell equity securities or equity-related securities in the future at a time and price that it deems appropriate. See "Risk
Factors -- Shares Eligible for Future Sale."

     The former stockholders of the Founding Companies and certain officers, directors and stockholders holding in the aggregate 6,981,389 shares of Common Stock for sale in the Registration Statement of which this Prospectus is a part. If the Company proposes to register any of its securities under the Securities Act, such stockholders are entitled to notice of such registration and are entitled to include, at the Company's expense, all or a portion of their shares therein, subject to certian conditions.

                        RESALES AND PLAN OF DISTRIBUTION

     This Prospectus may be used by the Company to offer and issue shares of Common Stock from time to time in connection with the acquisition of the securities or assets of other businesses.

     This prospectus may also be used by the persons who receive from the Company shares of Common Stock covered by the Registration Statement of which this prospectus is a part in acquisitions under circumstances, requiring the use of a Prospectus (such persons being referred to herein as "Selling Stockholders"); provided, however, that no Selling Stockholder will be authorized to use this Prospectus for any offer of such shares of Common Stock without first obtaining the written consent of the Company. The Company may consent to the use of this Prospectus by Selling Stockholders for a limited period of time and subject to conditions and limitations that may vary as to any given Selling Stockholder.

     Agreements with the Selling Stockholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as a broker or dealer, selected by the Company; that Selling Stockholders enter into custody agreements with certain persons with respect to such shares; and that sales be made only by one or more of the methods described in this caption, as appropriately supplemented or amended as required.

     The Selling Stockholders may from time to time sell all or a portion of the shares of Common Stock in transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares of Common Stock may be sold directly or through broker-dealers. If shares of Common Stock are sold through broker-dealers, the Selling Stockholders may pay brokerage commissions and charges. The methods by which the shares of Common Stock may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distribution and/or secondary distributions in accordance with the rules of The Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.

     The Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit and any commissions paid or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of shares of Common Stock against certain liabilities, including liabilities under the Securities Act.

     There can be no assurances that the Selling Stockholders will sell any or all of the shares of Common Stock offered hereunder.

                             VALIDITY OF SECURITIES

     The validity of the shares of Common Stock will be passed upon by Andrew & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements of Fraser, Ridge and PalEx included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits and exhibits thereto the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is included as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048 or on the Internet at http:www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as prescribed rates.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by an independent public accounting firm for each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Unaudited Pro Forma Combined
Financial Statements
     Basis of Presentation .............................................    F-2
     Pro Forma Combined Balance Sheet as of March 2, 1997 ..............    F-3
     Pro Forma Combined Statement of Income for the Year Ended
      November 30, 1996 ................................................    F-4
     Pro Forma Combined Statement of Income for the Three Months
      Ended March 2, 1997 ..............................................    F-5
     Notes to Unaudited Pro Forma Combined Financial Statements ........    F-6
Historical Financial Statements
     Fraser Industries, Inc.
          Report of Independent Public Accountants .....................    F-9
          Balance Sheets ...............................................    F-10
          Statements of Income .........................................    F-11
          Statements of Changes in Stockholders' Equity ................    F-12
          Statements of Cash Flows .....................................    F-13
          Notes to Financial Statements ................................    F-14
     Ridge Pallets, Inc.
          Report of Independent Public Accountants .....................    F-20
          Balance Sheets ...............................................    F-21
          Statements of Income (Loss) ..................................    F-22
          Statements of Changes in Stockholders' Equity ................    F-23
          Statements of Cash Flows .....................................    F-24
          Notes to Financial Statements ................................    F-25
     PalEx, Inc.
          Report of Independent Public Accountants .....................    F-32
          Balance Sheet ................................................    F-33
          Statement of Income ..........................................    F-34
          Statement of Changes in Stockholders' Equity .................    F-35
          Notes to Financial Statements ................................    F-36

                      PALEX, INC., AND FOUNDING COMPANIES
               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                             BASIS OF PRESENTATION
                                  (UNAUDITED)

     The following unaudited pro forma combined financial statements give effect to the acquisitions by PalEx, Inc. ("PalEx" or the "Company") of the outstanding capital stock of Fraser Industries, Inc. ("Fraser"), Ridge
Pallets, Inc. ("Ridge") and Interstate Pallet Company, Inc. ("Interstate") (together, the "Founding Companies"). These acquisitions (the
"Acquisitions") occurred simultaneously with the closing of PalEx's initial public offering (the "Offering") and are accounted for using the purchase method of accounting. Fraser, one of the Founding Companies, has been identified as the accounting acquiror for financial statement presentation purposes.

     The unaudited pro forma combined balance sheet gives effect to the Acquisitions and the Offering as if they had occurred on March 2, 1997. The unaudited pro forma combined statements of income give effect to these transactions as if they had occurred on December 1, 1995.

     The Company has preliminarily analyzed the savings that it expects to be realized by consolidating certain operational and general and administrative functions. The Company has not and cannot quantify these savings until completion of the combination of the Founding Companies. It is anticipated that these savings will be partially offset by the costs of being a publicly-held company and the incremental increase in costs related to the Company's new management. However, these costs, like the savings that they offset, cannot be quantified accurately. Neither the anticipated savings nor the anticipated costs have been included in the pro forma financial information of PalEx.

     The pro forma adjustments are based on preliminary estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data does not purport to represent what the Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or to project the Company's financial position or results of operations for any future period. Since the Founding Companies were not under common control or management, historical combined results may not be comparable to, or indicative of, future performance. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus. See "Risk Factors" included elsewhere herein.

                      PALEX, INC., AND FOUNDING COMPANIES
               PRO FORMA COMBINED BALANCE SHEET -- MARCH 2, 1997
                                  (UNAUDITED)
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                                                         POST
                                                                                        PRO FORMA                       MERGER
                                        PALEX     FRASER      RIDGE     INTERSTATE     ADJUSTMENTS     PRO FORMA     ADJUSTMENTS
                                        ------    -------    -------    -----------    ------------    ----------    ------------
               ASSETS
Current Assets:
    Cash and cash equivalents........   $    1    $     6    $   (27)     $    57        $  6,403       $  6,440       $ (6,095)
    Accounts receivable, net of
      allowance......................     --        3,406      4,643          451          --              8,500         --
    Inventories......................     --        3,431      4,964          108          --              8,503         --
    Other current assets.............     --        --            75       --              --                 75            650
                                        ------    -------    -------    -----------    ------------    ----------    ------------
         Total current assets........        1      6,843      9,655          616           6,403         23,518         (5,445)
Property, plant and equipment, net...     --        7,280      6,796          431            (381)        14,126         --
Goodwill.............................     --        --         --          --              16,659         16,659         --
Other assets.........................    1,100        150        862       --                (808)         1,304           (300)
                                        ------    -------    -------    -----------    ------------    ----------    ------------
         Total assets................   $1,101    $14,273    $17,313      $ 1,047        $ 21,873       $ 55,607       $ (5,745)
                                        ======    =======    =======    ===========    ============    ==========    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Line of credit...................   $ --      $ 1,105    $ --         $--            $ --           $  1,105       $ (1,105)
    Current maturities of long-term
      debt...........................     --          655      1,050           75          --              1,780         (1,706)
    Accounts payable.................     --        1,912      1,147           25          --              3,084         --
    Accrued expenses.................     --        1,439      1,890           55            (801)         2,583         --
    Pro forma cash consideration due
      to Founding Companies..........     --        --         --          --               3,400          3,400         (3,400)
                                        ------    -------    -------    -----------    ------------    ----------    ------------
         Total current liabilities...     --        5,111      4,087          155           2,599         11,952         (6,211)
Long-term debt, net of current
  maturities.........................     --          957      8,550           55          16,585         26,147        (19,397)
Other long-term liabilities..........     --          372      --          --               1,423          1,795         --
Commitments and contingencies
Stockholders' equity:
    Common stock.....................       11         11        550           10            (511)            71             30
    Additional paid-in capital.......    1,399         67        496       --              14,652         16,614         19,833
    Retained earnings................     (309)     7,846      3,630          827         (12,966)          (972)        --
    Treasury stock...................     --          (91)     --          --                  91         --             --
                                        ------    -------    -------    -----------    ------------    ----------    ------------
         Total stockholders'
           equity....................    1,101      7,833      4,676          837           1,266         15,713         19,863
                                        ------    -------    -------    -----------    ------------    ----------    ------------
         Total liabilities and
           stockholders' equity......   $1,101    $14,273    $17,313      $ 1,047        $ 21,873       $ 55,607       $ (5,745)
                                        ======    =======    =======    ===========    ============    ==========    ============

                                          AS
                                       ADJUSTED
                                       ---------
               ASSETS
Current Assets:
    Cash and cash equivalents........   $   345
    Accounts receivable, net of
      allowance......................     8,500
    Inventories......................     8,503
    Other current assets.............       725
                                       ---------
         Total current assets........    18,073
Property, plant and equipment, net...    14,126
Goodwill.............................    16,659
Other assets.........................     1,004
                                       ---------
         Total assets................   $49,862
                                       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Line of credit...................   $ --
    Current maturities of long-term
      debt...........................        74
    Accounts payable.................     3,084
    Accrued expenses.................     2,583
    Pro forma cash consideration due
      to Founding Companies..........     --
                                       ---------
         Total current liabilities...     5,741
Long-term debt, net of current
  maturities.........................     6,750
Other long-term liabilities..........     1,795
Commitments and contingencies
Stockholders' equity:
    Common stock.....................       101
    Additional paid-in capital.......    36,447
    Retained earnings................      (972)
    Treasury stock...................     --
                                       ---------
         Total stockholders'
           equity....................    35,576
                                       ---------
         Total liabilities and
           stockholders' equity......   $49,862
                                       =========

         The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                      PALEX, INC., AND FOUNDING COMPANIES
                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED NOVEMBER 30, 1996
                                  (UNAUDITED)
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                                                          POST
                                                                                           PRO FORMA                     MERGER
                                            PALEX     FRASER      RIDGE     INTERSTATE    ADJUSTMENTS     PRO FORMA    ADJUSTMENTS
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
                                                                                           (NOTE 4)                     (NOTE 4)
Revenues................................  $  --      $  49,282  $  48,464     $4,284        $--           $102,030       $--
Cost of goods sold......................     --         41,509     41,328      3,341         --             86,178        --
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
    Gross profit........................     --          7,773      7,136        943         --             15,852        --
Selling, general and administrative
  expenses..............................        300      3,171      3,864         84           (791)(a)      6,628        --
Goodwill amortization...................     --         --         --          --               556(b)         556        --
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
    Income (loss) from operations.......       (300)     4,602      3,272        859            235          8,668        --
Interest (expense), and other income,
  net...................................     --           (540)      (756)         3           (324)(c)     (1,617 )       1,293(d)
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
Income (loss) before income taxes.......       (300)     4,062      2,516        862            (89)         7,051         1,293
Provision for income taxes..............     --            216         75         52          2,538(e)       2,881           587(e)
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
Net income (loss).......................  $    (300) $   3,846  $   2,441     $  810        $(2,627)      $  4,170       $   706
                                          =========  =========  =========   ==========    ===========     =========    ===========
Net income per share....................
Shares used in computing net income per
  share.................................

                                              AS
                                           ADJUSTED
                                          -----------

Revenues................................   $  102,030
Cost of goods sold......................       86,178
                                          -----------
    Gross profit........................       15,852
Selling, general and administrative
  expenses..............................        6,628
Goodwill amortization...................          556
                                          -----------
    Income (loss) from operations.......        8,668
Interest (expense), and other income,
  net...................................         (324)
                                          -----------
Income (loss) before income taxes.......        8,344
Provision for income taxes..............        3,468
                                          -----------
Net income (loss).......................   $    4,876
                                          ===========
Net income per share....................   $     0.48(f)
                                          ===========
Shares used in computing net income per
  share.................................   10,123,889(g)

         The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                      PALEX, INC., AND FOUNDING COMPANIES
                     PRO FORMA COMBINED STATEMENT OF INCOME
                    FOR THE THREE MONTHS ENDED MARCH 2, 1997
                                  (UNAUDITED)
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                                                          POST
                                                                                           PRO FORMA                     MERGER
                                            PALEX     FRASER      RIDGE     INTERSTATE    ADJUSTMENTS     PRO FORMA    ADJUSTMENTS
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
                                                                                           (NOTE 4)                     (NOTE 4)
Revenues................................  $  --      $  12,405  $  14,560     $1,152        $--           $ 28,117       $--
Cost of goods sold......................     --         10,543     12,575        812            (24)(a)     23,906        --
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
    Gross profit........................     --          1,862      1,985        340             24          4,211        --
Selling, general and administrative
  expenses..............................     --            801        997        114           (202)(a)      1,710        --
Supplemental profit sharing.............     --            375        619         75         --              1,069        --
Goodwill amortization...................     --         --         --          --               139(b)         139        --
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
    Income (loss) from operations.......     --            686        369        151             87          1,293        --
Interest (expense), and other income,
  net...................................     --            (89)      (200)     --               (81)(c)       (370 )         262(d)
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
Income (loss) before income taxes.......     --            597        169        151              6            923           262
Provision for income taxes..............     --         --         --          --               365(e)         365           103(e)
                                          ---------  ---------  ---------   ----------    -----------     ---------    -----------
Net income (loss).......................  $  --      $     597  $     169     $  151        $  (359)      $    558       $   159
                                          =========  =========  =========   ==========    ===========     =========    ===========
Net income per share....................
Shares used in computing net income per
  share.................................

                                              AS
                                           ADJUSTED
                                          -----------

Revenues................................    $  28,117
Cost of goods sold......................       23,906
                                          -----------
    Gross profit........................        4,211
Selling, general and administrative
  expenses..............................        1,710
Supplemental profit sharing.............        1,069
Goodwill amortization...................          139
                                          -----------
    Income (loss) from operations.......        1,293
Interest (expense), and other income,
  net...................................         (108)
                                          -----------
Income (loss) before income taxes.......        1,185
Provision for income taxes..............          468
                                          -----------
Net income (loss).......................    $     717
                                          ===========
Net income per share....................    $    0.07(f)
                                          ===========
Shares used in computing net income per
  share.................................   10,123,889(g)

         The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                      PALEX, INC., AND FOUNDING COMPANIES
           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.  GENERAL:

     PalEx, Inc. was formed to create a national provider of pallet products and services, including the manufacture and distribution of new pallets, the repair and remarketing of used pallets, and the processing and marketing of various wood-based by-products derived from pallets. PalEx has conducted no operations to date and acquired the Founding Companies concurrently with the consummation of the Offering.

     The historical financial statements reflect the financial position and results of operations of the Founding Companies and were derived from the respective Founding Companies' financial statements where indicated. The periods included in the 1996 financial statements for the individual Founding Companies are as follows: Fraser -- as of November 30, 1996, and the twelve months ended November 30, 1996; Ridge -- as of December 1, 1996, and the twelve months ended December 1, 1996; and Interstate -- as of August 31, 1996, and the twelve months ended August 31, 1996. The audited historical financial statements included elsewhere herein have been included in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 80.

2.  ACQUISITION OF FOUNDING COMPANIES:

     Concurrent with the closing of the Offering, PalEx acquired all of the outstanding capital stock of the Founding Companies. The Acquisitions have been accounted for using the purchase method of accounting with Fraser being treated as the accounting acquiror.

     The following table sets forth the consideration to be paid (a) in cash and
(b) in shares of Common Stock to the common stockholders of each of the Founding Companies. The table does not reflect (i) the distribution of S Corporation Accumulated Adjustment Accounts prior to the merger estimated to be $10.4 million and (ii) approximately 142,500 shares of Common Stock issued by PalEx to the Founding Companies' profit sharing plans upon completion of the Acquisitions and the Offering.

                                                        COMMON STOCK
                                                  -------------------------
                                                                  VALUE OF
                                         CASH       SHARES        SHARES(1)
                                       ---------  -----------     ---------
                                              (DOLLARS IN THOUSANDS)
Fraser...............................  $   2,200    2,893,704      $ 16,277
Ridge................................     --        2,640,768        14,854
Interstate...........................      1,200      375,528         2,112
                                       ---------  -----------     ---------
                                       $   3,400    5,910,000      $ 33,243
                                       =========  ===========     =========

------------

(1) Value is determined using the initial offering price of $7.50 per share, less a discount of 25 percent based on restrictions on the sale and transferability of the shares issued.

                      PALEX, INC., AND FOUNDING COMPANIES
   NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

3. UNAUDITED PRO FORMA COMBINED BALANCE SHEET ADJUSTMENTS: IN THOUSANDS

     The following tables summarize unaudited pro forma combined balance sheet adjustments:

                                                                                                           PRO FORMA
                                          (A)        (B)        (C)        (D)        (E)        (F)      ADJUSTMENTS
                                       ---------  ---------  ---------  ---------  ---------  ---------   ------------
Cash and cash equivalents............  $          $     203  $          $   6,200  $                        $  6,403
Property, plant and equipment, net...                  (381)                                                    (381)
Goodwill.............................                           16,659                                        16,659
Other assets.........................                    (8)      (800)                                         (808)
Accrued liabilities..................                                                    801                     801
Pro forma cash consideration due to
  Founding Companies' stockholders...                           (3,400)                                       (3,400)
Long-term debt, net of current
  maturities.........................    (10,385)                          (6,200)                           (16,585)
Other long-term liabilities..........                                                            (1,423)      (1,423)
Common stock.........................                              513                    (2)                    511
Additional paid-in capital...........                          (13,853)                 (799)                (14,652)
Retained earnings....................     10,385        186        972                            1,423       12,966
Treasury stock.......................                              (91)                                          (91)
                                       ---------  ---------  ---------  ---------  ---------  ---------   ------------
                                       $  --      $  --      $  --      $  --      $  --      $  --         $ --
                                       =========  =========  =========  =========  =========  =========   ============

                                                                             POST
                                                                            MERGER
                                          (G)        (H)        (I)      ADJUSTMENTS
                                       ---------  ---------  ---------   ------------
Cash and cash equivalents............  $  20,163  $ (22,858) $  (3,400)    $ (6,095)
Other current assets.................                   650                     650
Other assets.........................       (300)                              (300)
Line of credit.......................                 1,105                   1,105
Current maturities of long-term
  debt...............................                 1,706                   1,706
Pro Forma cash consideration due to
  Founding Companies' stockholders...                            3,400        3,400
Long-term debt, net of current
  maturities.........................                19,397                  19,397
Common stock.........................        (30)                               (30)
Additional paid-in capital...........    (19,833)                           (19,833)
                                       ---------  ---------  ---------   ------------
                                       $  --      $  --      $  --         $ --
                                       =========  =========  =========   ============

     a. Reflects borrowings to fund distribution of S Corporation Accumulated Adjustment Accounts of the Founding Companies.

     b. Reflects the distribution of certain non-operating assets with a net book value of $175,000 to certain stockholders of the Founding Companies and the sale of a non-operating asset to a stockholder at its net book value of $203,000.

     c. Reflects the acquisition of the Founding Companies including the liability for the cash consideration paid and the issuance of 5,910,000 shares of Common Stock to the stockholders of the Founding Companies in connection with the Acquisitions.

     d.  Reflects borrowings under the Company's line of credit.

     e. Reflects the issuance of 142,500 shares of common stock to the Founding Companies profit sharing plans.

     f. Reflects the deferred income tax liability attributable to the temporary differences between financial reporting and income tax bases of assets and liabilities currently held in S Corporations.

                      PALEX, INC., AND FOUNDING COMPANIES
   NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     g. Reflects the proceeds from the issuance of 3,000,000 shares of Common Stock, net of estimated offering costs (based on an initial public offering price of $7.50 per share). Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

     h. Reflects the repayment of certain debt obligations with proceeds from the Offering.

     i. Reflects the payment of the cash portion of the purchase price of the Founding Companies.

4.  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME ADJUSTMENTS:

     a. Adjusts compensation to the level the owners of the Founding Companies have agreed to receive subsequent to the Acquisitions and reflects the cancellation of certain lease agreements between a shareholder and a Founding Company as a result of the purchase by the Company of the related assets. The historical financial statements of PalEx for the year ended November 30, 1996, include a nonrecurring, noncash charge of $300,000 representing the difference between the amounts paid for the shares issued to the Company's President and Chief Executive Officer and their estimated fair value on the date of the sale as if the Acquisitions had occurred. The pro forma adjustment also reduces compensation expense of PalEx by $125,000 attributable to the difference between the $300,000 nonrecurring, noncash charge and the compensation that the President and Chief Executive Officer has agreed to receive prospectively.

     b.  Reflects the amortization of goodwill using a 30-year estimated life.

     c. Reflects the increase in interest expense attributed to incremental borrowings.

     d. Reflects the reduction in interest expense attributed to obligations retired with proceeds from the Offering.

     e. Reflects the incremental provision for federal and state income taxes relating to the other income statement adjustments and for income taxes on S Corporation income.

     f. In February, 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share," revising the methodology to be used in computing earnings per share ("EPS") requiring that the computations required for primary and fully diluted EPS are replaced with "basic" and "diluted" EPS.
The Company will adopt SFAS No. 128 effective for reporting periods after December 15, 1997 and will restate EPS for all periods presented. The Company anticipates that the amount reported for pro forma basic EPS will approximate that of the net income per share as currently included in the pro forma financial statements.

     g.  Includes: (i) 1,071,389 shares issued by PalEx prior to the Offering,
(ii) 5,910,000 shares issued to the stockholders of the Founding Companies in connection with the Acquisitions, (iii) 142,500 shares issued to satisfy the obligations of the Founding Companies to their respective profit-sharing plans and (iv) 3,000,000 shares issued in connection with the Offering. Excludes 450,000 shares issued in April 1997 in connection with the exercise of the over-allotment option by the underwriters and 925,000 shares of Common Stock subject to options which were granted at the initial public offering price.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fraser Industries, Inc.:

     We have audited the accompanying balance sheets of Fraser Industries, Inc. (a Texas corporation), as of November 30, 1995 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fraser Industries, Inc., as of November 30, 1995 and 1996, the results of its operations and its cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
February 3, 1997

                            FRASER INDUSTRIES, INC.
                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           NOVEMBER 30,
                                       --------------------     MARCH 2,
                                         1995       1996          1997
                                       ---------  ---------   ------------
                                                              (UNAUDITED)

               ASSETS
Current Assets:
     Cash and cash equivalents.......  $     115  $       4     $      6
     Accounts receivable, net of
       allowance of $30 and $57......      3,169      2,852        3,406
     Inventories.....................      3,289      2,750        3,431
     Other current assets............        150     --           --
                                       ---------  ---------   ------------
          Total current assets.......      6,723      5,606        6,843
Property, plant and equipment, net...      5,215      7,279        7,280
Other assets.........................        357        155          150
                                       ---------  ---------   ------------
          Total assets...............  $  12,295  $  13,040     $ 14,273
                                       =========  =========   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Line of credit..................  $   2,950  $     455     $  1,105
     Current maturities of long-term
       debt..........................        608        737          655
     Accounts payable................      1,314      1,487        1,912
     Accrued expenses................        854      1,478        1,439
                                       ---------  ---------   ------------
          Total current
             liabilities.............      5,726      4,157        5,111
Long-term debt, net of current
  maturities.........................      2,362      1,262          957
Deferred income......................        360        336          329
Deferred income taxes................         37         49           43
Commitments and Contingencies
Stockholders Equity:
     Common stock $1 par value;
       authorized 200,000 shares;
       issued and outstanding 11,000
       shares........................         11         11           11
     Capital in excess of par
       value.........................         67         67           67
     Retained earnings...............      3,823      7,249        7,846
                                       ---------  ---------   ------------
                                           3,901      7,327        7,924
     Less -- 1,000 shares of common
       stock in treasury, at cost....        (91)       (91)         (91)
                                       ---------  ---------   ------------
                                           3,810      7,236        7,833
                                       ---------  ---------   ------------
          Total liabilities and
             stockholders' equity....  $  12,295  $  13,040     $ 14,273
                                       =========  =========   ============

   The accompanying notes are an integral part of these financial statements.

                            FRASER INDUSTRIES, INC.
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                            THREE MONTHS ENDED
                                           YEAR ENDED NOVEMBER 30,       ------------------------
                                       -------------------------------   FEBRUARY 29,    MARCH 2,
                                         1994       1995       1996          1996          1997
                                       ---------  ---------  ---------   ------------    --------
                                                                               (UNAUDITED)
Revenues.............................  $  23,114  $  30,135  $  49,282     $ 10,767      $ 12,405
Cost of goods sold...................     20,755     25,559     41,509        8,507        10,543
                                       ---------  ---------  ---------   ------------    --------
     Gross profit....................      2,359      4,576      7,773        2,260         1,862
Selling, general and administrative
  expenses...........................      1,761      2,131      3,171          791           801
Supplemental profit sharing
  contribution.......................     --         --         --           --               375
                                       ---------  ---------  ---------   ------------    --------
     Income from operations..........        598      2,445      4,602        1,469           686
Interest expense.....................       (335)      (450)      (387)        (119)          (63)
Other income (expense), net..........         (9)        19       (153)          (2)          (26)
                                       ---------  ---------  ---------   ------------    --------
Income before income taxes...........        254      2,014      4,062        1,348           597
Provision for income taxes...........          6         91        216       --             --
                                       ---------  ---------  ---------   ------------    --------
Net income...........................  $     248  $   1,923  $   3,846     $  1,348      $    597
                                       =========  =========  =========   ============    ========

   The accompanying notes are an integral part of these financial statements.

                            FRASER INDUSTRIES, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                           CAPITAL IN                  COMMON
                                                COMMON     EXCESS OF     RETAINED     STOCK IN
                                      SHARES     STOCK        PAR        EARNINGS     TREASURY     TOTAL
                                      ------    -------    ----------    ---------    --------   ---------
Balance, November 30, 1993.........    $ 11      $  11        $ 67        $ 1,652      $  (91)   $   1,639
  Net income.......................    --         --         --               248       --             248
                                      ------    -------        ---       ---------    --------   ---------
Balance, November 30, 1994.........      11         11          67          1,900         (91)       1,887
  Net income.......................    --         --         --             1,923       --           1,923
                                      ------    -------        ---       ---------    --------   ---------
Balance, November 30, 1995.........      11         11          67          3,823         (91)       3,810
  Net income.......................    --         --         --             3,846       --           3,846
  Distributions....................    --         --         --              (420)      --            (420)
                                      ------    -------        ---       ---------    --------   ---------
Balance, November 30, 1996.........      11         11          67          7,249         (91)       7,236
  Net income (unaudited)...........    --         --         --               597       --             597
                                      ------    -------        ---       ---------    --------   ---------
Balance, March 2, 1997,
  (unaudited)......................    $ 11      $  11        $ 67        $ 7,846      $  (91)   $   7,833
                                      ======    =======        ===       =========    ========   =========

   The accompanying notes are an integral part of these financial statements.

                            FRASER INDUSTRIES, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             THREE MONTHS ENDED
                                          YEARS ENDED NOVEMBER 30,        ------------------------
                                       -------------------------------    FEBRUARY 29,    MARCH 2,
                                         1994       1995       1996           1996          1997
                                       ---------  ---------  ---------    ------------    --------
                                                                                (UNAUDITED)
Cash Flows from Operating Activities:
     Net income......................  $     248  $   1,923  $   3,846      $  1,348      $    597
     Adjustments to reconcile net
       income to net cash provided by
       operating activities --
     Depreciation and amortization...        736        956      1,192           223           317
     (Gain) loss on sale of assets...          1         10        146            (4)           24
     Deferred income tax.............          6         21         12        --             --
     Changes in operating assets and
       liabilities --
          Accounts receivable........       (854)      (772)       317           419          (554)
          Inventories................       (257)      (925)       539          (763)         (681)
          Prepaid expenses...........        123         60        150           (15)        --
          Other assets...............        (86)      (104)       190           151             5
          Accounts payable and
             accrued expenses........        416        295        797          (252)          380
          Deferred income............        385        (25)       (24)           21            (7)
                                       ---------  ---------  ---------    ------------    --------
          Net cash provided by (used
             in) operating
             activities..............        718      1,439      7,165         1,128            81
                                       ---------  ---------  ---------    ------------    --------
Cash Flows from Investing Activities:
     Purchase of property, plant and
       equipment.....................     (2,974)    (1,497)    (3,513)         (830)         (375)
     Proceeds from sale of
       equipment.....................         15         13        123            19            33
                                       ---------  ---------  ---------    ------------    --------
     Net cash used in investing
       activities....................     (2,959)    (1,484)    (3,390)         (811)         (342)
                                       ---------  ---------  ---------    ------------    --------
Cash Flows from Financing Activities:
     Proceeds from short-term debt...     --         --         --            --               650
     Payments on short-term debt.....     --         --         --              (275)        --
     Proceeds from long-term debt....      2,237        740      2,180
     Payments on long-term debt......     --           (607)    (5,646)         (157)         (387)
     Distribution to stockholders....     --         --           (420)       --             --
                                       ---------  ---------  ---------    ------------    --------
     Net cash provided by (used in)
       financing activities..........      2,237        133     (3,886)         (432)          263
                                       ---------  ---------  ---------    ------------    --------
Net increase (decrease) in cash and
  cash equivalents...................         (4)        88       (111)         (115)            2
Cash and cash equivalents, beginning
  of year............................         31         27        115           115             4
                                       ---------  ---------  ---------    ------------    --------
Cash and cash equivalents, end of
  year...............................  $      27  $     115  $       4      $      0      $      6
                                       =========  =========  =========    ============    ========
Supplemental Disclosure of Cash Flow
  Information:
     Cash paid for --
          Interest...................  $     354  $     446  $     402      $    119      $     63
          Income taxes...............          6          3         34        --             --

   The accompanying notes are an integral part of these financial statements.

                            FRASER INDUSTRIES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  BUSINESS AND ORGANIZATION:

     Fraser Industries, Inc. (the "Company"), is a manufacturer and recycler of wood pallets. Services the Company provides include pallet manufacturing, repair, sorting, storage and transportation. The Company is headquartered in Big Spring, Texas and has fifteen plants located primarily in Texas and Arkansas. Sales are primarily made in the Southwest and California.

     The Company and its stockholders intend to enter into a definitive agreement with PalEx, Inc. ("PalEx"), pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of PalEx common stock concurrent with the consummation of the initial public offering (the "Offering") of the common stock of PalEx.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

FISCAL YEAR

     Historically, Fraser has reported on a fiscal year ended November 30 basis. Effective with the three-month period ending March 2, 1997 and in contemplation of the merger with PalEx, the Company maintains its accounting records using a 52/53 week year ending on the last Sunday in November. Each quarter contains thirteen weeks and ends on a Sunday.

  INTERIM FINANCIAL INFORMATION

     The interim financial statements are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the consolidated interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

  CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis or by specific identification. The cost of finished goods inventory includes direct materials, direct labor and overhead.

PROPERTY, PLANT AND EQUIPMENT

     Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leased property under capital leases is amortized over the lives of the respective leases or over the service lives of the assets for those leases which substantially transfer ownership. The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes, but accelerated methods are used for state tax purposes.

     Expenditures for maintenance and repairs are charged to operating expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are

                            FRASER INDUSTRIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

eliminated from the respective accounts and the resulting gain or loss is included in other income (expense), net.

INCOME TAXES

     The stockholders of the Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and certain state income taxes. Instead, the Company's stockholders pay income taxes on their proportionate shares of the Company's net earnings. The provision for income taxes is composed entirely of state income taxes.

REVENUE RECOGNITION

     The Company recognizes revenue upon delivery of the product to the customer.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARD

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes the recognition and measurement standards related to the impairment of long-lived assets. The Company will adopt this standard December 1, 1996. It is the opinion of management that the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

CONCENTRATIONS OF RISK

     MATERIALS -- Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Lumber supplies and costs are affected by many factors including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the United States and competition from other industries that use similar grades and types of lumber. The Company received approximately 14 percent and 17 percent of its lumber purchases from one supplier in 1995 and 1996, respectively.

     MARKETS -- Markets for pallet manufacturing and repair services are highly fragmented and competitive. Pallet manufacturing and recycling operations are not capital-intensive; therefore, barriers to entry in such businesses are minimal.

     CUSTOMERS -- The Company sells to customers with local, regional and national operations in many different industries and geographical locations. Of such customers, one customer accounted for approximately 24 percent and 47 percent of the Company's revenues in 1995 and 1996, respectively. As of November 30, 1996, this customer had an outstanding accounts receivable balance which represented approximately 27 percent of the Company's total accounts receivable.

                            FRASER INDUSTRIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

3.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                          ESTIMATED         NOVEMBER 30,
                                        USEFUL LIVES    --------------------
                                          IN YEARS        1995       1996
                                        -------------   ---------  ---------
Land.................................        --         $      41  $      41
Machinery and equipment..............       5 - 7           8,000     10,666
Buildings............................        15               938      1,065
Furniture and fixtures...............         7               393        393
                                                        ---------  ---------
                                                            9,372     12,165
Less -- accumulated depreciation
  property, plant and equipment,
  net................................                      (4,157)    (4,886)
                                                        ---------  ---------
                                                        $   5,215  $   7,279
                                                        =========  =========

4.  DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     Activity in the Company's allowance for doubtful accounts consists of the following:

                                                NOVEMBER 30,
                                       -------------------------------
                                         1994       1995       1996
                                       ---------  ---------  ---------
Balance at beginning of year.........  $  --      $  --      $      30
Additions charged to costs and
  expenses...........................         22         57         27
Deductions for uncollectible
  receivables written off............        (22)       (27)    --
                                       ---------  ---------  ---------
                                       $  --      $      30  $      57
                                       =========  =========  =========

     The major components of inventories are as follows:

                                           NOVEMBER 30,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Lumber, hardware and fasteners.......  $   3,197  $   2,359
Finished goods.......................         92        391
                                       ---------  ---------
                                       $   3,289  $   2,750
                                       =========  =========

     Accrued expenses consist of the following:

                                           NOVEMBER 30,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Accrued compensation and benefits....  $     574  $   1,014
Accrued taxes........................        127        203
Other accrued expenses...............        153        261
                                       ---------  ---------
                                       $     854  $   1,478
                                       =========  =========

5.  DEBT:

     The Company's borrowings under a $3,000,000 revolving line of credit with a bank bear interest, payable monthly, at prime (8.25 percent at November 30, 1996) and mature in April 1997. The line of credit is secured by inventory, machinery and equipment. At November 30, 1995 and 1996, borrowings outstanding under the line of credit were approximately $2,950,000 and $455,000, respectively.

                            FRASER INDUSTRIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

     Long-term debt consists of the following:

                                           NOVEMBER 30,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Note payable to a bank, bearing
  interest at prime (8.25% at
  November 30, 1996), payable
  monthly, principal payments of
  $50,000 per month through maturity
  in April 1998. Secured by
  substantially all assets of the
  Company and personally guaranteed
  by the stockholders................  $   2,250  $   1,650
Notes payable to related parties,
  bearing interest at 14% per annum,
  payable monthly, through maturity
  in January 2005....................         65         60
Notes payable to stockholders,
  bearing interest at 8% to 10% per
  annum, payable annually, through
  maturities ranging from December
  1996 to December 1997..............        641        279
Capital leases.......................         14         10
                                       ---------  ---------
                                           2,970      1,999
Less -- Current maturities...........       (608)      (737)
                                       ---------  ---------
                                       $   2,362  $   1,262
                                       =========  =========

     Future maturities of long-term obligations at November 30, 1996, are as follows:

Year ending November 30 --
     1997............................  $     737
     1998............................      1,215
     1999............................          8
     2000............................          8
     2001............................          8
     Thereafter......................         23
                                       ---------
                                       $   1,999
                                       =========

6.  INCOME TAXES:

     State income taxes are as follows:

                                         YEAR ENDED NOVEMBER 30,
                                        --------------------------
                                        1994       1995      1996
                                        -----      ----      -----
State --
     Current.........................   $  --      $70       $ 204
     Deferred........................       6       21          12
                                        -----      ----      -----
                                        $   6      $91       $ 216
                                        =====      ====      =====

     For the years ended November 30, 1994, 1995 and 1996, income tax expense is primarily computed by applying a blended state tax rate of 5.2 percent to income before income tax.

                            FRASER INDUSTRIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences for the periods ended November 30, 1995 and 1996, result principally from the following:

                                         NOVEMBER 30,
                                        --------------
                                        1995      1996
                                        ----      ----
Deferred income tax liabilities --
  Depreciation and amortization......   $35       $67
  Accruals and reserves not
     deductible until paid...........    14        17
Deferred income tax assets --........
  Inventory..........................    (4 )      (7 )
  Other assets.......................    (8 )     (28 )
                                        ----      ----
Total deferred income tax
  liabilities........................   $37       $49
                                        ====      ====

7.  GRANT RECEIVABLE:

     The Company entered into an agreement with New Boston Special Industrial Development Corporation of New Boston, Texas, in August 1993 in which the Company is to receive a $200,000 grant (building grant) in exchange for building a production facility and $200,000 grant (employment grant) for providing 100 full-time jobs for 10 years at the facility. In the event that a monthly average of 90 full-time jobs are not maintained for the 10 years, the Company is required to refund a portion of the grant. The refund calculation will be performed at the end of five years and 10 years. The Company received the entire $200,000 of the building grant in January 1994 and, through November 30, 1996, the Company has received $120,000 of the employment grant, with $40,000 to be received each August 1 through 1998. The building grant is recorded as deferred income and is recognized in the statements of income as a reduction in depreciation expense over the life of the facility using the straight-line method. The employment grant is recorded as deferred income and is recognized in the statements of income as a reduction in salaries expense over the 10-year contractual life using the straight-line method.

8.  COMMITMENTS AND CONTINGENCIES:

  LITIGATION

     The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

  INSURANCE

     The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying financial statements.

  OPERATING LEASE AGREEMENTS

     The Company conducts a portion of its operations and warehouses certain of its products in leased facilities classified as operating leases.

                            FRASER INDUSTRIES, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                 (IN THOUSANDS)

     Minimum future rental payments under the noncancelable operating leases as of November 30, 1996, are as follows:

Year Ending November 30 --
     1997............................  $     746
     1998............................        449
     1999............................        251
     2000............................          6
                                       ---------
                                       $   1,452
                                       =========

     The leases provide for payment of taxes and other expenses by the Company. Rent expense for operating leases was approximately $294,000, $477,000 and $726,000 in 1994, 1995 and 1996, respectively.

9.  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," and SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company's financial instruments approximates fair value.

10. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

     The Company and its shareholders entered into a definitive agreement with PalEx providing for the acquisition of the Company by PalEx. Such transaction closed on March 25, 1997.

     The Company declared a $375,000 contribution to its defined contribution profit-sharing plan during the first quarter of 1997. In connection with the acquisition, PalEx satisfied a portion of the Company's obligation (supplemental profit-sharing obligation) through the issuance to such plan of approximately 50,000 shares of PalEx common stock. In addition, prior to the closing of the acquisition, the Company made distributions in respect of the Company's estimated S Corporation Accumulated Adjustment Account at the time of closing in the amount of approximately $6.7 million. The Company also sold a non-operating asset at its net book value of approximately $203,000 to a shareholder prior to the merger with PalEx.

     The Company agreed to pay a director of PalEx an amount up to $50,000 for advisory services contingent upon the successful completion of the acquisition of the Company by PalEx. In connection with the acquisition, PalEx paid this amount upon the acquisition's completion.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Ridge Pallets, Inc.:

     We have audited the accompanying balance sheets of Ridge Pallets, Inc. (a Florida corporation) (the "Company"), as of July 30, 1995 and July 28, 1996, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the statement of income, changes in stockholders' equity and cash flows of the Predecessor Company (as defined in Note 1) for the year ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridge Pallets, Inc. as of July 30, 1995 and July 28, 1996, and the results of its operations and cash flows for the years then ended, and the results of the Predecessor Company's operations and cash flows for the year ended July 31, 1994, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the financial statements, controlling ownership of the Predecessor Company was acquired by stockholders of Ridge Pallets, Inc. in a purchase transaction effective for accounting purposes as of August 1, 1994. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor Company based on their estimated fair values at August 1, 1994. Accordingly, the financial statements of Ridge Pallets, Inc. are not comparable to those of the Predecessor Company.

ARTHUR ANDERSEN LLP

Houston, Texas
December 8, 1996

                              RIDGE PALLETS, INC.
      BALANCE SHEETS -- JULY 30, 1995, JULY 28, 1996, AND JANUARY 26, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       JULY 30,   JULY 28,     JANUARY 26,
                                         1995       1996           1997
                                       ---------  ---------    ------------
                                                               (UNAUDITED)

               ASSETS
Current Assets:
     Cash and cash equivalents.......  $   4,259  $   1,250      $    487
     Accounts receivable, net of
       allowance of $155, $123 and
       $88...........................      2,560      3,376         4,688
     Inventories.....................      4,228      3,687         4,616
     Other current assets............        350        144           114
                                       ---------  ---------    ------------
          Total current assets.......     11,397      8,457         9,905
     Property, plant and equipment,
       net...........................      5,211      6,151         6,850
     Other assets....................      1,055      1,101         1,005
                                       ---------  ---------    ------------
          Total assets...............  $  17,663  $  15,709      $ 17,760
                                       =========  =========    ============

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
     Current portion of long-term
       debt..........................  $   1,050  $   1,050      $  1,850
     Accounts payable................        338        796         1,349
     Accrued expenses................        780      1,003         1,611
     Dividends payable...............      1,050     --            --
                                       ---------  ---------    ------------
          Total current
             liabilities.............      3,218      2,849         4,810
     Long-term debt, net of current
       maturities....................     12,221      8,600         8,550
                                       ---------  ---------    ------------
          Total liabilities..........     15,439     11,449        13,360
                                       ---------  ---------    ------------
Commitments and Contingencies
Stockholders' Equity:
     Common stock, $1 par value,
       5,000,000 shares authorized;
       483,000 shares and 549,500
       shares issued and outstanding
       for 1995 and 1996,
       respectively..................        483        550           550
     Additional paid-in capital......        179        496           496
     Retained earnings...............      1,562      3,214         3,354
                                       ---------  ---------    ------------
          Total stockholders'
             equity..................      2,224      4,260         4,400
                                       ---------  ---------    ------------
          Total liabilities and
             stockholders' equity....  $  17,663  $  15,709      $ 17,760
                                       =========  =========    ============

   The accompanying notes are an integral part of these financial statements.

                              RIDGE PALLETS, INC.
                          STATEMENTS OF INCOME (LOSS)
      FOR THE YEARS ENDED JULY 31, 1994, JULY 30, 1995, AND JULY 28, 1996
       AND FOR THE SIX MONTHS ENDED JANUARY 28, 1996 AND JANUARY 26, 1997
                                 (IN THOUSANDS)

                                                                           THE COMPANY
                                            THE        ---------------------------------------------------
                                        PREDECESSOR                                 SIX MONTHS ENDED
                                          COMPANY                              ---------------------------
                                          JULY 31,     JULY 30,   JULY 28,     JANUARY 28,     JANUARY 26,
                                            1994         1995       1996          1996            1997
                                        ------------   ---------  ---------    -----------     -----------
                                                                                       (UNAUDITED)
Revenues.............................     $ 47,946     $  54,450  $  48,341      $22,640         $24,090
Cost of goods sold...................       40,606        46,388     40,540       19,008          21,126
                                        ------------   ---------  ---------    -----------     -----------
     Gross profit....................        7,340         8,062      7,801        3,632           2,964
Selling, general and administrative
  expenses...........................        4,018         3,826      3,825        1,929           1,876
Supplemental profit sharing
  contribution.......................       --            --         --           --                 618
                                        ------------   ---------  ---------    -----------     -----------
     Income from operations..........        3,322         4,236      3,976        1,703             470
Interest expense.....................          (80)         (962)    (1,032)        (535)           (398)
Other income (expense), net..........          922           101        199           89              83
                                        ------------   ---------  ---------    -----------     -----------
Income before income taxes...........        4,164         3,375      3,143        1,257             155
Provision for income taxes...........           99            83         76           30              15
                                        ------------   ---------  ---------    -----------     -----------
Net income...........................     $  4,065     $   3,292  $   3,067      $ 1,227         $   140
                                        ============   =========  =========    ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                              RIDGE PALLETS, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED JULY 31, 1994, JULY 30, 1995, AND JULY 28, 1996
                          AND THROUGH JANUARY 26, 1997
                                 (IN THOUSANDS)

                                           COMMON STOCK         ADDITIONAL
                                       --------------------       PAID-IN       RETAINED
                                        SHARES      AMOUNT        CAPITAL        EARINGS      TOTAL
                                       ---------    -------     -----------     ---------   ---------
The Predecessor Company:
     Balance, July 26, 1993..........      1,875    $1,875         $--           $ 13,402   $  15,277
     Stock issued....................         27        27            64           --              91
     Net income......................     --          --           --               4,065       4,065
     Dividends.......................     --          --           --              (1,503)     (1,503)
     Stock redemption................        (27)      (27 )         (64)            (131)       (222)
                                       ---------    -------     -----------     ---------   ---------
     Balance, July 31, 1994..........      1,875    $1,875         $--           $ 15,833   $  17,708
                                       =========    =======     ===========     =========   =========
The Company:
     Balance -- initial
       capitalization,
       August 1, 1994................        350    $  350         $--           $ --       $     350
     Stock issued....................        133       133           179           --             312
     Net income......................     --          --           --               3,292       3,292
     Dividends.......................     --          --           --              (1,730)     (1,730)
                                       ---------    -------     -----------     ---------   ---------
     Balance, July 30, 1995..........        483       483           179            1,562       2,224
     Stock issued....................         67        67           317           --             384
     Net income......................     --          --           --               3,067       3,067
     Dividends.......................     --          --           --              (1,415)     (1,415)
                                       ---------    -------     -----------     ---------   ---------
     Balance, July 28, 1996..........        550       550           496            3,214       4,260
     Net income (unaudited)..........     --          --           --                 140         140
                                       ---------    -------     -----------     ---------   ---------
     Balance, January 26, 1997
       (unaudited)...................        550    $  550         $ 496         $  3,354   $   4,400
                                       =========    =======     ===========     =========   =========

   The accompanying notes are an integral part of these financial statements.

                              RIDGE PALLETS, INC.
                            STATEMENTS OF CASH FLOWS
      FOR THE YEARS ENDED JULY 31, 1994, JULY 30, 1995, AND JULY 28, 1996
       AND FOR THE SIX MONTHS ENDED JANUARY 28, 1996 AND JANUARY 26, 1997
                                 (IN THOUSANDS)

                                                                          THE COMPANY
                                            THE        --------------------------------------------------
                                        PREDECESSOR                                 SIX MONTHS ENDED
                                          COMPANY                              --------------------------
                                         JULY 31,      JULY 30,    JULY 28,    JANUARY 28,    JANUARY 26,
                                           1994          1995        1996         1996           1997
                                        -----------    --------    --------    -----------    -----------
                                                                                      (UNAUDITED)
Cash Provided by Operating
  Activities:
     Net income (loss)...............     $ 4,065       $ 3,292    $  3,067      $ 1,227        $   140
     Additions (deductions) for
       noncash activities --
          Depreciation and
             amortization............       1,182           605         734          350            465
          (Gain) loss on sale of
             property, plant and
             equipment...............          (6)           13       --              (8)           (55)
          Deferred income taxes......           4            45          (2)      --             --
          Changes in operating assets
             and liabilities --
               Accounts receivable...        (646)        1,340        (816)      (1,606)        (1,312)
               Inventories...........         103           167         541       (1,700)          (929)
               Prepaid expenses and
                  other current
                  assets.............        (115)           10         206          100             30
               Other assets..........        (415)         (275)        (49)          30             96
               Accounts payable......          75          (229)        458          386            553
               Accrued expenses......        (899)           35         229           46            608
                                        -----------    --------    --------    -----------    -----------
     Net cash provided by (used in)
       operating activities..........       3,348         5,003       4,368       (1,175)          (404)
                                        -----------    --------    --------    -----------    -----------
Cash from Investing Activities:
     Proceeds from sale of property,
       plant and equipment...........          64           223          90           51             72
     Proceeds from redemption of
       insurance policies............         669         --          --          --             --
     Purchase of property, plant and
       equipment.....................        (892)         (899)     (1,765)        (571)        (1,181)
                                        -----------    --------    --------    -----------    -----------
     Net cash used in investing
       activities....................        (159)         (676)     (1,675)        (520)        (1,109)
                                        -----------    --------    --------    -----------    -----------
Cash from Financing Activities:
     Issuance of common stock........          91           312         384          390         --
     Dividends paid..................      (1,540)         (680)     (2,465)      (1,292)        --
     Payment of long-term debt.......         (50)          (50)     (3,621)      (1,060)           (50)
     Redemption of common stock......        (222)        --          --          --             --
     Net borrowings on line of
       credit........................      --             --          --          --                800
     Other...........................         (59)        --          --          --             --
                                        -----------    --------    --------    -----------    -----------
     Net cash provided by (used in)
       financing activities..........      (1,780)         (418)     (5,702)      (1,962)           750
                                        -----------    --------    --------    -----------    -----------
Increase (decrease) in cash and cash
  equivalents........................       1,409         3,909      (3,009)      (3,657)          (763)
Cash and cash equivalents, beginning
  of year............................       2,263           350       4,259        4,259          1,250
                                        -----------    --------    --------    -----------    -----------
Cash and cash equivalents, end of
  year...............................     $ 3,672       $ 4,259    $  1,250      $   602        $   487
                                        ===========    ========    ========    ===========    ===========
Supplemental Disclosure of Cash Flow
  Information:
     Cash paid for --
          Interest...................     $    37       $   816    $  1,018      $   391        $   256
          Income taxes...............          66            69          90           10             30

   The accompanying notes are an integral part of these financial statements.

                              RIDGE PALLETS, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

     On August 1, 1994, The FMP Group, Inc., purchased from Ridge Pallets, Inc. (the "Predecessor Company"), substantially all of its assets used in the pallet and bin manufacturing business and the name "Ridge Pallets, Inc.," for notes payable of approximately $12,600,000 and the assumption of approximately $1,800,000 in liabilities. Simultaneously with the transaction, the seller changed its name to Ridge Resources, Inc., and The FMP Group, Inc., changed its name to Ridge Pallets, Inc. (the "Company"). The statements of income, stockholders' equity and cash flows for the year ended July 31, 1994, represent those of the Predecessor Company prior to the purchase by the Company. As a result of the transaction, the cost bases of the Predecessor Company and the Company are different, as discussed further below. References to the Company hereinafter may also include periods prior to August 1, 1994.

     The Company is a manufacturer of wooden pallets and agricultural harvesting boxes and bins. Manufacturing facilities are located in Florida, Georgia and South Carolina, with the Company's headquarters located in Bartow, Florida. Sales of the Company's products are primarily in Florida and the Southeastern United States. The Company's customer base is approximately 40 percent agricultural, with the balance comprised of the cement, roof and tile, auto, grocery, beverage and seafood industries.

     The Company and its stockholders intend to enter into a definitive agreement with PalEx, Inc. ("PalEx"), pursuant to which all outstanding shares of the Company's common stock will be exchanged for cash and shares of PalEx common stock concurrent with the consummation of the initial public offering of the common stock of PalEx.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  FISCAL YEAR

     The fiscal year of the Company is a 52-week or 53-week period that ends on the last Sunday in July. The years ended July 31, 1994, July 30, 1995, and July 28, 1996, were 53-, 52- and 52-week periods, respectively.

  INTERIM FINANCIAL INFORMATION

     The interim financial statements are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the consolidated interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

  INVENTORIES

     Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis or by specific identification. The cost of finished goods inventory includes direct material, direct labor and overhead.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Depreciation for the year ended July 31, 1994, was calculated using an accelerated method. Depreciation for the years ended July 30, 1995, and July 28, 1996, is provided on the straight-line method based upon the estimated useful lives of the assets.

     Expenditures for maintenance and repairs are charged to operating expense as incurred. Additions and major replacements or betterments that increase capacity or extend useful lives are added to the cost of the asset. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are

                              RIDGE PALLETS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED) eliminated from the respective accounts and the resulting gain or loss is included in other income (expense), net.

  INCOME TAXES

     The stockholders of the Company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and certain state income taxes. Instead, the Company's stockholders pay income taxes on their proportionate shares of the Company's net earnings. The provision for income taxes is composed entirely of state income taxes.

  CASH EQUIVALENTS

     For purposes of the statements of cash flows and balance sheets, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  NONCASH ACTIVITIES

     In fiscal year 1995, the Company issued notes payable of approximately $12,600,000 and assumed approximately $1,800,000 of liabilities in connection with the acquisition of the pallet and bin manufacturing business of Ridge Resources, Inc. The assets acquired were recorded at fair value as follows:

                                        (IN THOUSANDS)
                                        ---------------
Property, plant and equipment........       $ 5,372
Inventories..........................         4,394
Accounts receivable..................         3,899
Other assets.........................           720
Goodwill.............................            23
                                        ---------------
                                            $14,408
                                        ===============

     In addition, dividends of $1,050,000 were included in dividends payable at July 30, 1995. Accordingly, these noncash investing and financing activities have been excluded from the accompanying statements of cash flows.

     The Predecessor Company maintained deferred compensation agreements with shareholders and key members of management through July 31, 1994. The agreements were terminated in connection with the formation of the Company. The Predecessor Company recognized a gain of approximately $631,000 upon cancellation of the deferred compensation liability, which has been reflected in other income (expense), net for the year ended July 31, 1994.

  REVENUE RECOGNITION

     The Company recognizes revenues upon delivery of the product to the customer.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  NEW ACCOUNTING STANDARD

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the
Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of." This statement establishes the recognition and measurement standards related

                              RIDGE PALLETS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

to the impairment of long-lived assets. The Company will be required to adopt this standard during fiscal 1997. It is the opinion of management that the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

  CONCENTRATIONS OF RISK

     MATERIALS -- Pallet prices are closely related to the changing costs and availability of lumber, the principal raw material used in the manufacture and repair of wooden pallets. Lumber supplies and costs are affected by many factors including weather, governmental regulation of logging on public lands, lumber agreements between Canada and the United States and competition from other industries that use similar grades and types of lumber. The Company received approximately 40 percent, 39 percent and 46 percent of its lumber purchases from two suppliers in 1994, 1995 and 1996, respectively.

     MARKETS -- Markets for pallet manufacturing and repair services are highly fragmented and competitive. Pallet manufacturing and recycling operations are not capital-intensive; therefore, barriers to entry in such businesses are minimal.

     CUSTOMERS -- The Company's sales are made to customers with local, regional and national operations in many different industries and geographical locations. Of such customers, one customer accounted for approximately 17 percent, 22 percent and 21 percent of revenues in 1994, 1995 and 1996. As of July 28, 1996, the customer had an outstanding accounts receivable balance which represented approximately 10 percent of total accounts receivable.

3.  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consist of the following:

                                         ESTIMATED
                                        USEFUL LIVES    JULY 30,    JULY 28,
                                          IN YEARS        1995        1996
                                        ------------    --------    --------
                                                   (IN THOUSANDS)
Land.................................      --            $  721     $    721
Machinery and equipment..............        7-10         2,033        2,675
Vehicles and rolling stock...........           5           694        1,141
Buildings and building
  improvements.......................       15-40         2,229        2,608
Furniture and fixtures...............        5-10           124          277
Less -- Accumulated depreciation.....                      (590)      (1,271)
                                                        --------    --------
Property, plant and equipment, net...                    $5,211     $  6,151
                                                        ========    ========

4.  DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

     The major components of inventories are as follows:

                                           JULY 30,      JULY 28,
                                             1995          1996
                                           --------      --------
                                               (IN THOUSANDS)
Lumber, hardware and fasteners..........    $ 3,701       $ 3,054
Work in process.........................         88            85
Finished goods..........................        439           548
                                           --------      --------
                                            $ 4,228       $ 3,687
                                           ========      ========

                              RIDGE PALLETS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Activity in the Company's allowance for doubtful accounts consists of the following:

                                           JULY 30,       JULY 28,
                                             1995           1996
                                           ---------      ---------
                                                (IN THOUSANDS)
Balance at beginning of the year........    $    35        $   155
Additions charged to expense
  (recoveries)..........................        120             (5)
Deductions for uncollectible receivables
  written off...........................      --               (27)
                                           ---------      ---------
                                            $   155        $   123
                                           =========      =========
Other assets are as follows:
Certificate of deposit, restricted......    $   535        $   554
Cash surrender value of officers' life
  insurance.............................        130            146
Notes receivable........................        131             90
Other assets............................        259            311
                                           ---------      ---------
                                            $ 1,055        $ 1,101
                                           =========      =========
Accrued expenses consist of the
  following:
Accrued workers' compensation...........    $   250        $   250
Accrued salaries and benefits...........         90            378
Accrued interest payable................        140            133
Accrued taxes...........................        110             81
Other accrued expenses..................        190            161
                                           ---------      ---------
                                            $   780        $ 1,003
                                           =========      =========

5.  DEBT:

     The Company maintains a $4 million line of credit which expires in June 1997. There were no borrowings on the line as of July 30, 1995, and July 28, 1996. Provisions of the line of credit contain certain restrictive covenants, the most restrictive of which requires the Company to maintain a net worth of at least $250,000. The borrowings are collateralized by the personal guarantees of six of the Company's shareholders. The interest rate is at prime (prime rate was 8.25 percent at July 28, 1996).

     Long-term debt consisted of the following:

                                         JULY 30,        JULY 28,
                                           1995            1996
                                        ----------      ----------
                                              (IN THOUSANDS)
Notes payable to Ridge Resources,
  Inc. and its shareholders, at
  prime, interest due quarterly,
  principal due in annual
  installments totaling $1,000,000 to
  $1,500,000, maturing January 3,
  2000, and collateralized by
  property, plant, equipment,
  receivables and inventory and
  secured by shares of the Company
  held by six shareholders...........    $  12,571       $   9,000
Industrial development bond, interest
  variable, approximating 80 percent
  of prime, interest due monthly,
  $50,000 principal due annually;
  collateralized by property, plant
  and equipment and a standby letter
  of credit from a bank in the amount
  of $695,000........................          700             650
                                        ----------      ----------
                                            13,271           9,650
Less -- Current portion..............       (1,050)         (1,050)
                                        ----------      ----------
     Total long-term debt............    $  12,221       $   8,600
                                        ==========      ==========

                              RIDGE PALLETS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The aggregate principal maturities for each of the next five fiscal years are as follows (in thousands):

Fiscal year ending --
     1997............................  $   1,050
     1998............................      1,550
     1999............................      1,550
     2000............................      5,050
     2001............................         50
     Thereafter......................        400
                                       ---------
                                       $   9,650
                                       =========

6.  INCOME TAXES:

     State income taxes are as follows:

                                         JULY 31,      JULY 30,      JULY 28,
                                           1994          1995          1996
                                        ----------    ----------    ----------
                                                    (IN THOUSANDS)
State --
     Current.........................      $ 95          $ 38          $ 78
     Deferred........................         4            45            (2)
                                            ---           ---           ---
                                           $ 99          $ 83          $ 76
                                            ===           ===           ===

     For the years ended 1994, 1995 and 1996, actual income tax expense is primarily computed by applying the blended state tax rate of 2.4 percent to income before income taxes.

     Deferred income tax provisions result from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The tax effects of these temporary differences for the years ended 1995 and 1996 result principally from the following:

                                        JULY 30,      JULY 28,
                                          1995          1996
                                        --------      --------
                                            (IN THOUSANDS)
Deferred income tax liabilities --
     Depreciation and amortization...     $  3          $  9
     Fiscal year-end deferral........       48            44
Deferred income tax assets --
          Inventory..................       (3)           (3)
     Other assets....................       (4)           (7)
                                           ---           ---
          Net current deferred income
             tax liabilities.........     $ 44          $ 43
                                           ===           ===

                              RIDGE PALLETS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7.  RELATED-PARTY TRANSACTIONS:

     The Company is related to Sunbelt Forest Products Corporation ("Sunbelt") and Ridge Resources, Inc., through certain common ownership, officers and directors.

     The following amounts are included in the statements of income:

                                                  YEARS ENDED
                                        --------------------------------
                                        JULY 31,    JULY 30,    JULY 28,
                                          1994        1995        1996
                                        --------    --------    --------
                                                 (IN THOUSANDS)
Sales to Sunbelt.....................    $  977      $  484      $  666
Purchases from Sunbelt...............     --          --             11
Accounting and managerial services
  revenue from Sunbelt...............       135          75          55
Purchases from Ridge Resources,
  Inc. ..............................     --            199         421
Interest income from Sunbelt.........       193       --          --
Interest expense to Ridge Resources,
  Inc. ..............................     --            909         982

     The following amounts are included in the balance sheets:

                                          JULY 30,         JULY 28,
                                            1995             1996
                                        -------------    -------------
                                                (IN THOUSANDS)
Accounts receivable from Sunbelt.....      $     7          $     6
Due from Ridge Resources, Inc. ......            5                1
Note payable to Ridge Resources,
  Inc. ..............................       12,571            9,000

8.  COMMITMENTS AND CONTINGENCIES:

  LITIGATION

     The Company is involved in legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

  INSURANCE

     The Company has a workers' compensation and general liability policy, subject to a $250,000 deductible. As such, any claim within the first $250,000 per incident would be the financial obligation of the Company. In addition, the policy limits coverage to $850,000 per year. The Company maintains a certificate of deposit as security in the amount of approximately $554,000, which is included in other assets at July 28, 1996.

     The accrued insurance claims payable represents managements estimate of the Company's potential claims costs in satisfying the deductible provisions of the insurance policy for claims occurring through July 28, 1996. The accrual is based upon known facts and historical trends, and management believes such accrual to be adequate.

     The Company self-insures its employees' health insurance program. A trust was established in July 1983 to administer this program. Effective August 1, 1994, the Company became the new trust sponsor. By agreement between the Company and the trust, the Company must contribute sufficient funds to the trust to ensure that the trust has sufficient monies to pay claims as provided in the employee health insurance plan document. The Company contributed $205,000, $185,000 and $145,000 in fiscal years 1994, 1995 and 1996, respectively. Health insurance expense was $198,000, $192,000 and $145,000 in fiscal years 1994, 1995 and 1996, respectively.

     The trust obtained tax-exempt status from the Internal Revenue Service during 1985. Its trustees are employees of the Company.

                              RIDGE PALLETS, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

9.  PROFIT-SHARING PLAN:

     The Company maintains a qualified profit-sharing plan. Company contributions are voluntary and at the discretion of the board of directors. Annual contributions, in order to be deductible for income tax purposes by the Company, cannot exceed 15 percent of salaries and wages.

     Effective January 1, 1995, the Company amended the Plan to qualify under Internal Revenue Code Section 401(k). In accordance with the Plan, the Company will match 50 percent of employee 401(k) contributions, not to exceed 4 percent of the employees qualified compensation related to the Plan.

     Total profit-sharing and 401(k) expense was $400,000 for fiscal years 1994, 1995 and 1996.

10.  DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," and SFAS 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," require the disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The carrying value of the Company's financial instruments approximates fair value.

11. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

     The Company and its shareholders entered into a definitive agreement with PalEx providing for the acquisition of the Company by PalEx. Such transaction closed on March 25, 1997.

     In December 1996, the Company declared a contribution to its defined contribution profit-sharing plan of approximately $968,000. In connection with the acquisition, PalEx satisfied a portion of the Company's obligation (supplemental profit-sharing obligation) through the issuance to such plan of approximately 82,500 shares of PalEx common stock. In addition, prior to the closing of the acquisition, the Company made distributions in respect of the Company's estimated S Corporation Accumulated Adjustment Account at the time of closing in the amount of approximately $3.3 million. The Company also distributed non-operating assets with a net book value of approximately $175,000 to its shareholders prior to the merger with PalEx.

     The Company agreed to pay an investment banking firm an amount up to $468,000 for advisory services contingent upon the successful completion of the acquisition of the Company by PalEx. In connection with the acquisition, PalEx paid this amount upon the acquisition's completion.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PalEx, Inc.:

     We have audited the accompanying balance sheet of PalEx, Inc. (a Delaware corporation), as of November 30, 1996, and the related statement of income and statement of changes in stockholders' equity for the period from inception (January 8, 1996) to November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PalEx, Inc., as of November 30, 1996, and the results of its operations for the period from inception (January 8, 1996) to November 30, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
February 3, 1997

                                  PALEX, INC.
                                 BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                        NOVEMBER 30,        MARCH 2,
                                            1996              1997
                                        ------------      ------------
                                                          (UNAUDITED)
Assets:
Cash and cash equivalents............      $    1            $    1
Other assets.........................         300             1,100
                                        ------------      ------------
     Total assets....................      $  301            $1,101
                                        ============      ============
Stockholders' Equity:
Preferred stock, $.01 par value,
  5,000,000 shares authorized, no
  shares issued......................      $--               $--
Common stock, $.01 par value,
  30,000,000 shares authorized
  1,071,389 shares issued and
  outstanding........................          11                11
Additional paid-in capital...........         599             1,399
Retained deficit.....................        (309)             (309)
                                        ------------      ------------
     Total stockholders' equity......      $  301            $1,101
                                        ============      ============

   The accompanying notes are an integral part of these financial statements.

                                  PALEX, INC.
                              STATEMENT OF INCOME
                                 (IN THOUSANDS)

                                INCEPTION (JANUARY 8, 1996)   THREE MONTHS ENDED
                                   TO NOVEMBER 30, 1996          MARCH 2, 1997
                                ---------------------------   ------------------
                                                                  (UNAUDITED)
Revenues.......................           $ --                      $ --
Selling, general and
  administrative expenses......               300                     --
                                          -------                   -------
Loss before income taxes.......              (300)                    --
                                          -------                   -------
Income tax benefit.............             --                        --
                                          -------                   -------
Net loss.......................           $  (300)                  $ --
                                          =======                   =======

   The accompanying notes are an integral part of these financial statements.

                                  PALEX, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM INCEPTION (JANUARY 8, 1996)
                             THROUGH MARCH 2, 1997
                                 (IN THOUSANDS)

                                           COMMON STOCK        ADDITIONAL
                                        ------------------       PAID-IN       RETAINED
                                        SHARES     AMOUNT        CAPITAL        DEFICIT      TOTAL
                                        ------     -------     -----------     ---------   ---------
Initial capitalization...............    1,021      $  10        $--            $    (9)   $       1
Offering costs incurred by
stockholder..........................     --         --              300          --             300
Issuance of management shares........       50          1            299          --             300
Net loss.............................     --         --           --               (300)        (300)
                                        ------     -------     -----------     ---------   ---------
Balance, November 30, 1996...........    1,071      $  11        $   599        $  (309)   $     301
Offering costs incurred by
stockholder..........................     --         --              800          --             800
                                        ------     -------     -----------     ---------   ---------
Balance, March 2, 1997 (unaudited)...    1,071      $  11        $ 1,399        $  (309)   $   1,101
                                        ======     =======     ===========     =========   =========

   The accompanying notes are an integral part of these financial statements.

                                  PALEX, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

     PalEx, Inc. ("PalEx" or the "Company"), was founded in January 1996 to create a nationwide provider of pallet products and related services. PalEx intends to acquire three U.S. pallet businesses (the "Acquisitions"), complete an initial public offering (the "Offering") of its common stock and, subsequent to the Offering, continue to acquire, through merger or purchase, similar companies to expand its national operations.

     PalEx has not conducted any operations, and all activities to date have related to the acquisitions and the initial public offering ("IPO"). Cash of $1,000 was generated from the initial capitalization of the Company (see Note
2). All other expenditures to date have been funded by the majority stockholder, Main Street Capital Partners, L.P. ("Main Street"), on behalf of the Company. Accordingly, changes in stockholder's equity and cash flows would not provide meaningful information and have been omitted. There is no assurance that the pending acquisitions discussed below will be completed and that PalEx will be able to generate future operating revenues. Main Street has committed to fund the first $1.25 million of offering costs. PalEx will treat these costs as deferred costs and contributed capital as incurred by Main Street. As of November 30, 1996, costs of approximately $300,000 had been incurred by Main Street in connection with the IPO. PalEx is dependent upon the IPO to execute the pending acquisitions and future operations.

  INTERIM FINANCIAL INFORMATION

     The interim financial statements are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the consolidated interim financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

2.  STOCKHOLDER'S EQUITY:

     In connection with the organization and initial capitalization of PalEx, the Company issued 1,000 shares of common stock for $1,000 (see Note 3).

     In November 1996, the Company issued 50,000 shares (after reflecting the stock dividend discussed in Note 3) of its common stock to the Chief Executive Officer at an aggregate price of $500. The Company recorded a nonrecurring, noncash charge of approximately $300,000 representing the difference between the amounts paid for the shares and the estimated fair value of the shares on the date of the sale as if the Acquisitions were completed.

3.  SUBSEQUENT EVENTS:

     In December 1996, PalEx declared a stock dividend of approximately 1,021 shares of common stock for each share of common stock then outstanding. In addition, PalEx increased the number of authorized shares of common stock to 30,000,000 shares and authorized 5,000,000 shares of $.01 par value preferred stock. The effects of the common stock dividend and the increase in the number of common shares authorized have been retroactively reflected on the balance sheet and in the accompanying notes.

     PalEx and separate wholly owned subsidiaries have signed definitive agreements to acquire by merger three companies ("Founding Companies") to be effective with the IPO. The companies to be acquired are Fraser Industries, Inc. ("Fraser"), Ridge Pallets, Inc. ("Ridge"), and Interstate Pallets, Inc. ("Interstate"). Consideration that will be paid by PalEx to acquire the Founding Companies is approximately $36.5 million (unaudited) (based upon an offering price of $7.50 per share, net of a 25 percent discount) consisting of a combination of cash and common stock.

                                  PALEX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     On December 24, 1996, PalEx filed a registration statement on Form S-1 for the sale of its common stock. See "Risk Factors" included elsewhere herein.

     In connection with the Acquisitions, PalEx will assume certain obligations of the Founding Companies. Additionally, in connection with the Acquisitions, PalEx has agreed to satisfy profit sharing obligations of the Founding Companies totaling approximately $802,000 through the issuance of approximately 142,500 shares of PalEx common stock.

     The Company has recently received a commitment letter from a bank to provide a credit facility which would be available upon the closing of the Offering. According to the proposed terms, the Company would have an unsecured revolving line of credit of up to $35.0 million, which may be used for general corporate purposes, including post-Offering acquisitions, capital expenditures and working capital. It is anticipated that such facility will require the Company to comply with various affirmative and negative covenants including, but not limited to (i) maintenance of certain financial ratios, (ii) a restriction on additional indebtedness and (iii) restrictions on liens, guarantees, advances, dividends and business activities unrelated to its existing operations. Failure to comply with such covenants and restrictions would constitute an event of default under the proposed facility. The ability of the Company to secure the credit facility is subject to completion of negotiations with the bank as well as the satisfaction of certain conditions, including the execution of appropriate loan documentation.

     Statement of Financial Accounting Standards ("SFAS") No. 123,
"Accounting for Stock-Based Compensation," allows entities to choose between a new fair value based method of accounting for employee stock options or similar equity instruments and the current intrinsic, value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"). Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company will provide pro forma disclosure of net income and earnings per share, as applicable, in the notes to future consolidated financial statements.

     The Company has authorized the issuance of 1,800,000 shares of its common stock in accordance with its stock option plan. The Company intends to file a registration statement on Form S-8 under the Securities Act registering the issuance of shares upon exercise of options granted under the Plan. The Company expects to grant options to purchase a total of 725,000 shares of common stock at the initial public offering price upon consummation of the Offering. The Chief Executive Officer was also granted 200,000 options to purchase PalEx common stock at the IPO price.

4. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

     On March 25, 1997, PalEx completed the Offering, which involved the sale by PalEx of 3,000,000 shares of Common Stock at a price to the public of $7.50 per share. The net proceeds to PalEx from the Offering (after deducting underwriting discounts, commissions and offering expenses) were approximately $20.2 million. Of this amount, $3.4 million was used to pay the cash portion of the purchase prices relating to the acquisitions of the Founding Companies with the remainder being used to repay certain indebtedness of the Founding Companies.

     On April 22, 1997, the Company sold an additional 450,000 shares of Common Stock at a price to the public of $7.50 per share (generating net proceeds to the Company of $3,138,750 after underwriting discounts and commissions) pursuant to an over-allotment option granted by the Company to the underwriters in connection with the Offering. The net proceeds were used to repay debt borrowed under the Credit Facility in the amounts of $2.0 million and $1.0 million on April 22, 1997 and May 2, 1997 respectively.

                                  PALEX, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     On March 25, 1997, the Company entered into a credit agreement with Bank One, Texas, N.A. (the "Credit Facility"). The Credit Facility provides the Company with an unsecured revolving line of credit of up to $35 million, which may be used for general corporate purposes, including the repayment or refinancing of indebtedness of the Founding Companies, future acquisitions, capital expenditures and working capital. Advances under the Credit Facility bear interest at such bank's designated variable rate plus margins ranging from 0 to 25 basis points, depending on the ratio of the Company's interest bearing debt to its pro forma trailing earnings before interest, taxes, depreciation and amortization for the previous four quarters. At the Company's option, the loans may bear interest based on a designated London interbank offering rate plus a margin ranging from 75 to 175 basis points, depending on the same ratio. Commitment fees of 25 basis points per annum are payable on the unused portion of the line of credit. The Credit Facility contains a limit for standby letters of credit up to $10.0 million. The Credit Facility prohibits the payment of dividends by the Company, restricts the Company's incurring or assuming other indebtedness and requires the Company to comply with certain financial covenants. The Credit Facility will terminate and all amounts outstanding thereunder, if any, will be due and payable March 25, 2004. The Company's subsidiaries have guaranteed the repayment of all amounts due under the Credit Facility. On the date of the Offering, the Company borrowed $6.2 million under the Credit Facility, at an interest rate of 8.25%. Subsequent to March 2, 1997, the Company repaid $1.2 million of such indebtedness with cash generated from operations and converted the remaining $5.0 million of the borrowings to loans based on the London interbank offering rate bearing various interest rates averaging approximately 6.5%. The approximate level of available borrowings available under the Credit Facility at May 1, 1997 was $30.0 million.

     In April the Company issued options to purchase 725,000 shares at the IPO price.

     As of March 2, 1997, approximately $1.1 million of costs attributed to the IPO had been incurred by Main Street and were reflected in the accompanying financial statements as an increase to deferred offering costs and contributed capital.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                           -----
Prospectus Summary ......................................................      2
Risk Factors ............................................................      6
The Company .............................................................     11
Use of Proceeds .........................................................     12
Price Range of Common Stock and Dividend Policy .........................     12
Selected Financial Data .................................................     13
Management's Discussion and Analysis of Financial Condition and Results
  of Operations .........................................................     15
Business ................................................................     24
Management ..............................................................     32
Certain Transactions ....................................................     35
Principal Stockholders ..................................................     38
Description of Capital Stock ............................................     38
Shares Eligible for Future Sale .........................................     40
Resales and Plan of Distribution ........................................     41
Validity of Securities ..................................................     42
Experts .................................................................     42
Additional Information ..................................................     42
Index to Financial Statements ...........................................    F-1

================================================================================
================================================================================

                                4,000,000 SHARES

                                  [PALEX LOGO]

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                              , 1997

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

SEC Registration Fee.................  $  11,818
Nasdaq National Market Listing Fee...      *
Accounting Fees and Expenses.........     30,000
Legal Fees and Expenses..............     40,000
Printing Expenses....................      *
Miscellaneous........................     10,000
                                       ---------
Total................................  $   *
                                       =========

------------

*  To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been made to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Eighth of the Company's Amended and Restated Certificate of Incorporation states that:

     "No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article Eighth shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended."

     In addition, Article VI of the Company's Bylaws further provides that the Company shall indemnify its officers, directors and employees to the fullest extent permitted by law.

     The Company intends to enter into indemnification agreements with each of its executive officers and directors which indemnifies such person to the fullest extent permitted by its Amended and Restated Certificate of Incorporation, its Bylaws and the DGCL. The Company also intends to obtain directors and officers liability insurance.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its officers and directors, and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act of 1933. The description presented below gives effect to the Company's recent reorganization and accompanying 1,021.389 for one stock split on December 20, 1996.

          (a) On January 8, 1996, the Company issued 1,021,389 shares of its Common Stock for an aggregate price of $1,000 to Main Street Capital Partners, L.P. in connection with the formation of the Company.

          (b) On November 6, 1996, the Company issued 50,000 shares of its Common Stock to Vance Maultsby, Jr. for an aggregate price of $500 in connection with his hiring by the Company. In connection with his hiring by the Company, Mr. Maultsby received options to purchase 200,000 shares of Common Stock at an exercise price equal to the initial public offering price.

          (c) See "Certain Transactions" for a discussion of the issuance of shares of Common Stock and options to purchase shares of Common Stock in connection with the Acquisitions.

     These transactions were completed without registration under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)  Exhibits

        EXHIBIT
         NUMBER                      DESCRIPTION
-------------------------------------------------------------
          +3.1       -- Amended and Restated Certificate of
                        Incorporation.

          +3.2       -- Bylaws.

          +4.1       -- Specimen Common Stock Certificate.

          *5.1       -- Opinion of Andrews & Kurth L.L.P. as
                        to the legality of the securities
                        being registered.

         +10.1       -- Agreement and Plan of Reorganization
                        and Merger dated as of December 20,
                        1996 between PalEx, Inc. and Ridge
                        Pallets, Inc.

         +10.2       -- Agreement and Plan of Reorganization
                        and Merger dated as of December 20,
                        1996 between PalEx, Inc. and Fraser
                        Industries, Inc.

         +10.3       -- Agreement and Plan of Reorganization
                        and Merger dated as of December 20,
                        1996 between PalEx, Inc. and
                        Interstate Pallet Co., Inc.

         +10.4       -- Form of Employment and
                        Non-Competition Agreement (the terms
                        of each agreement are identical
                        except that each of Messrs. Holland,
                        Fletcher, Fraser and Sykes will have
                        an $125,000 annual salary and Mr.
                        Maultsby will have an $175,000 annual
                        salary).

         +10.5       -- Form of Officer and Director
                        Indemnification Agreement.

         +10.6       -- PalEx, Inc. 1996 Stock Option Plan.

         *23.1       -- Consent of Andrews & Kurth L.L.P.
                        (included in Exhibit 5.1).

          23.2       -- Consent of Arthur Andersen LLP.

          27         -- Financial Data Schedule.
------------
+ Incorporated by reference from same exhibit number filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-18683).

*  To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON MAY 28, 1997.

                                          PALEX, INC.
                                          By: /s/ VANCE K. MAULTSBY, JR.
                                              ------------------------------
                                                  VANCE K. MAULTSBY, JR.
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                        OFFICER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

        SIGNATURE                           TITLE                       DATE
-------------------------   -------------------------------------   ------------

/s/ VANCE K. MAULTSBY, JR.  President and Chief Executive Officer   May 28, 1997
--------------------------    (Principal Executive Officer)
    VANCE K. MAULTSBY, JR.

/s/ CASEY A. FLETCHER       Chief Accounting Officer (Principal     May 28, 1997
--------------------------    Financial and Accounting Officer)
    CASEY A. FLETCHER

/s/ SAM W. HUMPHREYS        Director                                May 28, 1997
--------------------------
    SAM W. HUMPHREYS

/s/ A. E. HOLLAND           Director                                May 28, 1997
--------------------------
    A. E. HOLLAND

                            Director
--------------------------
      TROY L. FRASER

/s/ TUCKER S. BRIDWELL      Director                                May 28, 1997
--------------------------
    TUCKER S. BRIDWELL

                            Director
--------------------------
      JOHN E. DRURY

/s/ STEPHEN C. SYKES        Director                                May 28, 1997
--------------------------
    STEPHEN C. SYKES